Exhibit 99.1

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of Just Energy Group Inc.

OPINION ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited Just Energy Group Inc.’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO criteria”). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Just Energy Group Inc. (the “Company”) has not maintained effective internal control over financial reporting as of March 31, 2020, based on the COSO criteria.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: an aggregation of deficiencies within the financial statement close process impacting the control activities.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position as of March 31, 2021 and 2020, and the related consolidated statements of loss, comprehensive loss, changes in shareholders’ deficit and cash flows for the years then ended and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report dated June 27, 2021, which expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Company’s ability to continue as a going concern.

BASIS FOR OPINION

Just Energy Group Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on Just Energy Group Inc.’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Just Energy Group Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

DEFINITION AND LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
June 27, 2021

F-1            JUST ENERGY      |      ANNUAL REPORT 2021

Report of independent registered public accounting firm

To the Shareholders and Board of Directors of Just Energy Group Inc.

OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated statements of financial position of Just Energy Group Inc. as of March 31, 2021 and 2020, and the related consolidated statements of loss, comprehensive loss, changes in shareholders’ deficit and cash flows for each of the three years in the period ended March 31, 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Just Energy Group Inc. at March 31, 2021 and 2020, and its financial performance and its cash flows for each of the three years in the period ended March 31, 2021, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), Just Energy Group Inc.’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and our report dated June 27, 2021 expressed an adverse opinion on the effectiveness of Just Energy Group Inc.’s internal control over financial reporting.

JUST ENERGY GROUP INC.’S ABILITY TO CONTINUE AS A GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that Just Energy Group Inc. will continue as a going concern. As discussed in Note 3 to the financial statements, Just Energy Group Inc. is currently undergoing Companies' Creditors Arrangement Act (Canada) (“CCAA”) proceedings and the debt has been classified in the consolidated Financial Statements as a current liability and contributes to the net current liability position at March 31, 2021. Just Energy Group Inc. has stated that these conditions, along with other matters as set forth in Note 3, indicate the existence of material uncertainties that raise substantial doubt about Just Energy Group Inc.’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BASIS FOR OPINION

These consolidated financial statements are the responsibility of Just Energy Group Inc.’s management. Our responsibility is to express an opinion on Just Energy Group Inc.’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Just Energy Group Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

CRITICAL AUDIT MATTERS

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of level III derivative financial instruments

Description of the Matter	As disclosed in notes 4 and 12 of the consolidated financial statements, the Company enters into transactions that are accounted for as derivative financial instruments and are recorded at fair value. The valuation of derivative financial instruments classified as level III are determined using assumptions that are unobservable. As at March 31, 2021 the Company’s derivative financial instruments classified as level III were $35 million in an asset position and $75 million in a liability position.

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Auditing the valuation of level III derivative financial instruments requires the involvement of internal valuation specialists, significant auditor judgments, and estimates concerning unobservable inputs in relation to forward pricing curves and credit spreads used to calculate the fair value. Therefore, the fair value measurement of level III derivative financial instruments was identified as a critical audit matter.

How We Addressed the Matter in Our Audit

We obtained an understanding of the Company’s processes and we evaluated and tested the design and operating effectiveness of internal controls addressing the determination and review of inputs used in measuring the fair value of level III derivatives.

Our audit procedures included, among others, with the assistance of our internal valuation specialists, evaluating management’s internal valuation methodologies and unobservable inputs applied to level III derivative financial instruments. We completed an independent revaluation for a sample of level III derivative financial instruments to test the mathematical accuracy, which included testing the unobservable inputs by agreeing to third party information. For a sample of level III derivative financial instruments, we agreed the contractual trade inputs to the executed commodity contracts. We reviewed the appropriateness and completeness of level III derivative financial instruments disclosures with the requirements of IFRS.

Assessment of Commercial segment goodwill impairment

Description of the Matter

As disclosed in notes 4 and 11 of the consolidated financial statements, goodwill is tested annually for impairment at the level of the two operating segments at which the Company’s operations are monitored by the chief operational decision maker. Goodwill is also tested for impairment whenever events or circumstances occur which could potentially reduce the recoverable amount of one of more of the segments below the carrying value. For the year ended March 31, 2021, an impairment loss was recognized on the goodwill of the Commercial segment in the amount of  $100 million. As at March 31, 2021 the balance of goodwill remaining in the Commercial segment after the recognized impairment loss is nil.

Auditing the Company’s annual impairment assessment requires the involvement of internal valuation specialists and significant auditor judgments and estimates in assessing the recoverable amount of the Company’s Commercial segment. The key assumptions used to determine the recoverable amount estimate of the Company’s Commercial segment include customer attrition and renewal rates, forecasted gross margins, and the weighted average cost of capital, each of which is affected by significant assumptions as to expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding of the Company’s processes and we evaluated and tested the design and operating effectiveness of internal controls addressing the assessment and measurement of goodwill impairment.

To test the estimated recoverable amount of the Commercial segment, our audit procedures included, among others, assessing the methodologies and the significant assumptions discussed above and underlying data used by the Company in its analysis. We recalculated the carrying and recoverable amount for mathematical accuracy and reconciled the underlying information to the Company’s financial reporting systems or approved business plan. We evaluated the customer attrition and renewal rates, forecasted gross margins used in the valuation model to the Company’s historical experience and approved business plan. Our valuation specialists compared the weighted average cost of capital to current industry and economic trends and comparable Company information. We performed a sensitivity analysis of significant assumptions to evaluate the changes in the recoverable amounts of the Commercial segment that would result from changes in assumptions. We reviewed the appropriateness and completeness of the goodwill impairment disclosures with the requirements of IFRS.

Measurement of expected credit loss

Description of the Matter	As disclosed in notes 4 and 7 of the consolidated financial statements, the Company measures the expected credit loss where the Company bears customer credit risk. The expected credit loss allowance is the Company’s estimate of losses on account receivables and unbilled revenue based on historical loss rates and forward-looking information. As at March 31, 2021 the Company’s balance of account receivables where the Company bears customer credit risk were $95 million with a related allowance for doubtful accounts of $23 million.

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Auditing the determination of the account receivables and unbilled revenue expected credit allowance relies on judgements and estimates in the assessment of expected credit loss rates. Therefore, measurement of expected credit loss allowance was identified as a critical audit matter.

How We Addressed the Matter in Our Audit

We obtained an understanding of the Company’s processes and we evaluated and tested the design and operating effectiveness of internal controls addressing the determination and review of inputs used in determining the expected credit loss rate.

We tested the completeness and accuracy of the data underlying the calculation of the expected credit loss allowance by reconciling to the Company’s financial reporting systems and recalculated the expected credit loss allowance. We assessed management’s expected credit loss rates against the actual historical credit loss rates. We assessed management’s consideration of forward-looking information in the determination of the expected credit loss rates by evaluating the reasonableness of management’s judgements applied. We obtained and inspected an analysis prepared by management that utilized subsequent cash collection information to analyze the precision of the Company’s expected credit loss rates in determining the expected credit loss allowance.

/s/ Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

We have served as Just Energy Group Inc.’s auditor since 2011
Toronto, Canada
June 27, 2021

ANNUAL REPORT 2021      |      JUST ENERGY            F-4

Consolidated statements of financial position

As at March 31
(in thousands of Canadian dollars)

	Notes	2021	2020
ASSETS
Current assets
Cash and cash equivalents		$215,989	$26,093
Restricted cash		1,139	4,326
Trade and other receivables, net	7	340,201	403,907
Gas in storage		2,993	6,177
Fair value of derivative financial assets	12	25,026	36,353
Income taxes recoverable		8,238	6,641
Other current assets	8	163,405	203,270
		756,991	686,767
Assets classified as held for sale	25	—	7,611
		756,991	694,378
Non-current assets
Investments	9	32,889	32,889
Property and equipment, net	10	17,827	28,794
Intangible assets, net	11	70,723	98,266
Goodwill	11	163,770	272,692
Fair value of derivative financial assets	12	10,600	28,792
Deferred income tax assets	17	3,744	3,572
Other non-current assets	8	35,262	56,450
		334,815	521,455
TOTAL ASSETS		$1,091,806	$1,215,833
LIABILITIES
Current liabilities
Trade and other payables	13	$921,595	$685,665
Deferred revenue	14	1,408	852
Income taxes payable		4,126	5,799
Fair value of derivative financial liabilities	12	13,977	113,438
Provisions	21	6,786	1,529
Current portion of long-term debt	15	654,180	253,485
		1,602,072	1,060,768
Liabilities relating to assets classified as held for sale	25	—	4,906
		1,602,072	1,065,674
Non-current liabilities
Long-term debt	15	1,560	528,518
Fair value of derivative financial liabilities	12	61,169	76,268
Deferred income tax liabilities	17	2,749	2,931
Other non-current liabilities		19,078	37,730
		84,556	645,447
TOTAL LIABILITIES		$1,686,628	$1,711,121
SHAREHOLDERS’ DEFICIT
Shareholders’ capital	18	$1,537,863	$1,246,829
Equity component of convertible debentures		—	13,029
Contributed deficit		(11,634)	(29,826)
Accumulated deficit		(2,211,728)	(1,809,557)
Accumulated other comprehensive income		91,069	84,651
Non-controlling interest		(392)	(414)
TOTAL SHAREHOLDERS’ DEFICIT		(594,822)	(495,288)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		$1,091,806	$1,215,833

Basis of presentation (Note 3b)
Commitments and contingencies (Note 26)

See accompanying notes to the Consolidated Financial Statements

Scott Gahn Chief Executive Officer and President	Stephen Schaefer Corporate Director

F-5            JUST ENERGY      |      ANNUAL REPORT 2021

Consolidated statements of loss

For the years ended March 31
(in thousands of Canadian dollars, except where indicated and per share amounts)

	Notes	2021	2020	2019
CONTINUING OPERATIONS
Sales	5, 16	$2,740,037	$3,153,652	$3,441,392
Cost of goods sold	5	4,512,166	2,517,299	2,762,821
GROSS MARGIN		(1,772,129)	636,353	678,571
INCOMES (EXPENSES)
Administrative		(142,391)	(167,936)	(165,328)
Selling and marketing		(179,521)	(220,820)	(211,738)
Other operating expenses	20(a)	(64,681)	(133,948)	(156,399)
Finance costs	15	(86,620)	(106,945)	(87,779)
Restructuring costs	22	(7,118)	—	(14,844)
Reorganization costs	23	(43,245)	—	—
Gain on September Recapitalization transaction, net	18(c)	51,360	—	—
Unrealized gain (loss) of derivative instruments and other	12	83,499	(213,417)	(87,459)
Realized gain (loss) of derivative instruments		1,877,339	(24,386)	(83,776)
Impairment of goodwill, intangible assets and other	11	(114,990)	(92,401)	—
Other income (expenses), net		(1,951)	32,660	2,312
Loss from continuing operations before income taxes		(400,448)	(290,840)	(126,440)
Provision for income taxes	17	2,308	7,393	11,832
LOSS FROM CONTINUING OPERATIONS		$(402,756)	$(298,233)	$(138,272)
DISCONTINUED OPERATIONS
Profit (loss) after tax from discontinued operations	25	468	(11,426)	(128,259)
LOSS FOR THE YEAR		$(402,288)	$(309,659)	$(266,531)
Attributable to:
Shareholders of Just Energy		$(402,148)	$(309,586)	$(266,339)
Non-controlling interest		(140)	(73)	(192)
LOSS FOR THE YEAR		$(402,288)	$(309,659)	$(266,531)
Loss per share from continuing operations	24
Basic		$(11.80)	$(30.26)	$(14.21)
Diluted		$(11.80)	$(30.26)	$(14.21)
Earnings (loss) per share from discontinued operations	25
Basic		$0.01	$(1.16)	$(13.18)
Diluted		$0.01	$(1.16)	$(13.18)
Loss per share available to shareholders	24
Basic		$(11.79)	$(31.42)	$(27.39)
Diluted		$(11.79)	$(31.42)	$(27.39)

See accompanying notes to the Consolidated Financial Statements

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Consolidated statements of comprehensive loss

For the years ended March 31
(in thousands of Canadian dollars)

	Notes	2021	2020	2019
LOSS FOR THE YEAR		$(402,288)	$(309,659)	$(266,531)
Other comprehensive profit (loss) to be reclassified to profit or loss in subsequent periods:
Unrealized gain on translation of foreign operations		5,648	3,551	6,708
Unrealized gain (loss) on translation of foreign operations from discontinued operations		1,185	(9,603)	(1,686)
Gain (loss) on translation of foreign operations disposed and reclassified to Consolidated Statements of Loss	25	(415)	11,610	—
		6,418	5,558	5,022
TOTAL COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX		$(395,870)	$(304,101)	$(261,509)
Total comprehensive loss attributable to:
Shareholders of Just Energy		$(395,730)	$(304,028)	$(261,317)
Non-controlling interest		(140)	(73)	(192)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX		$(395,870)	$(304,101)	$(261,509)

See accompanying notes to the Consolidated Financial Statements

F-7            JUST ENERGY      |      ANNUAL REPORT 2021

Consolidated statements of changes in shareholders’ deficit

For the years ended March 31
(in thousands of Canadian dollars)

	Notes	2021	2020	2019
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings
Accumulated earnings, beginning of year		$140,446	$450,032	$716,371
Loss for the year as reported, attributable to shareholders		(402,148)	(309,586)	(266,339)
Accumulated earnings, end of year		$(261,702)	$140,446	$450,032
DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions, beginning of year		(1,950,003)	(1,923,808)	(1,835,778)
Dividends and distributions declared and paid		(23)	(26,195)	(88,030)
Dividends and distributions, end of year		$(1,950,026)	$(1,950,003)	$(1,923,808)
ACCUMULATED DEFICIT		$(2,211,728)	$(1,809,557)	$(1,473,776)
ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income, beginning of year		$84,651	$79,093	$74,071
Other comprehensive income		6,418	5,558	5,022
Accumulated other comprehensive income, end of year		$91,069	$84,651	$79,093
SHAREHOLDERS’ CAPITAL	18
Common shares
Common shares, beginning of year		$1,099,864	$1,088,538	$1,079,055
Issuance of shares-September Recapitalization	18(a)	438,642	—	—
Issuance cost associated with September Recapitalization	18(a)	(1,572)	—	—
Share-based units exercised	18(a)	929	11,326	9,483
Common shares, end of year		$1,537,863	$1,099,864	$1,088,538
Preferred shares	18
Preferred shares, beginning of year		$146,965	$146,965	$136,771
Transferred to common shares with September Recapitalization	18(c)	(146,965)	—	—
Shares issued		—	—	10,447
Shares issuance costs		—	—	(253)
Preferred shares, end of year		$—	$146,965	$146,965
SHAREHOLDERS’ CAPITAL		$1,537,863	$1,246,829	$1,235,503
EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of year		$13,029	$13,029	$13,029
Settled with common shares		(13,029)	—	—
Balance, end of year		$—	$13,029	$13,029
CONTRIBUTED DEFICIT
Balance, beginning of year		$(29,826)	$(25,540)	$(22,693)
Add: Share-based compensation expense	20(a)	6,492	12,250	5,916
Discontinued operations		—	269	217
Purchase of non-controlling interest		—	—	1,462
Transferred from equity component		13,029	—	—
Less: Share-based units exercised		(929)	(11,326)	(9,483)
Share-based compensation adjustment		(423)	(3,664)	(1,031)
Non-cash deferred share grants		23	(1,815)	72
Balance, end of year		$(11,634)	$(29,826)	$(25,540)
NON-CONTROLLING INTEREST
Balance, beginning of year		$(414)	$(399)	$(422)
Foreign exchange impact on non-controlling interest		162	58	215
Loss attributable to non-controlling interest		(140)	(73)	(192)
Balance, end of year		$(392)	$(414)	$(399)
TOTAL SHAREHOLDERS’ DEFICIT		$(594,822)	$(495,288)	$(172,090)

See accompanying notes to the Consolidated Financial Statements

ANNUAL REPORT 2021      |      JUST ENERGY            F-8

Consolidated statements of cash flows

For the years ended March 31
(in thousands of Canadian dollars)

	Notes	2021	2020	2019
Net inflow (outflow) of cash related to the following activities
OPERATING
Loss from continuing operations before income taxes		$(400,448)	$(290,840)	$(126,440)
Profit (loss) from discontinued operations before income taxes		518	(11,349)	(132,004)
Loss before income taxes		(399,930)	(302,189)	(258,444)
Items not affecting cash
Amortization and depreciation	20(a)	24,135	41,242	29,861
Impairment of goodwill, intangible assets and other	11	114,990	92,401	—
Share-based compensation expense	20(a)	6,492	12,250	5,916
Financing charges, non-cash portion		30,542	20,435	18,223
Loss (gain) on sale of subsidiaries, net	25	423	(45,138)	—
Unrealized (gain) loss in fair value of derivative instruments and other	12	(83,499)	213,417	87,459
Gain from Recapitalization transaction		(78,792)	—	—
Net change in working capital balances	28	(102,758)	43,994	18,514
Liabilities subject to compromise	1	544,442	—	—
Adjustment for discontinued operations, net	25	—	(34,814)	66,411
Income taxes paid		(9,744)	(461)	(12,435)
Cash inflow (outflow) from operating activities		46,301	41,137	(44,495)
INVESTING
Purchase of property and equipment		(423)	(2,159)	(5,159)
Purchase of intangible assets		(11,132)	(14,382)	(38,383)
Payments for acquired business		—	a(12,013)	(4,281)
Proceeds from disposition of subsidiaries	25	4,618	7,672	—
Cash outflow from investing activities		(6,937)	(20,882)	(47,823)
FINANCING
Proceeds from DIP Facility	15	126,735	—	—
Proceeds from issuance of common stock, net	18(c)	100,969	—	—
Debt issuance costs		(12,937)	180	(18,132)
Repayment of long-term debt	15	(5,073)	(25,257)	(173,366)
Credit facilities withdrawal (payments)	15	(9,200)	34,812	79,462
Share swap payout		(21,488)	-	(10,000)
Leased asset payments		(3,946)	(5,802)	—
Dividends paid	15	—	(26,172)	(87,959)
Issuance of long-term debt	15	—	17,163	253,242
Issuance of preferred shares		—	—	10,447
Preferred shares issuance costs		—	—	(352)
Cash inflow (outflow) from financing activities		175,060	(5,076)	53,342
Effect of foreign currency translation on cash balances		(24,528)	1,026	3
Net cash inflow (outflow)		189,896	16,205	(38,973)
Cash and cash equivalents, beginning of year		26,093	9,888	48,861
Cash and cash equivalents, end of year		$215,989	$26,093	$9,888
Supplemental cash flow information:
Interest paid		$56,076	$78,749	$52,836

See accompanying notes to the Consolidated Financial Statements

F-9            JUST ENERGY      |      ANNUAL REPORT 2021

Notes to the consolidated financial statements

For the year ended March 31, 2021
(in thousands of Canadian dollars, except where indicated and per share amounts)

1.	ORGANIZATION

Just Energy Group Inc. (“Just Energy” or the “Company”) is a corporation established under the laws of Canada to hold securities of its directly or indirectly owned operating subsidiaries and affiliates. The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The Consolidated Financial Statements consist of Just Energy and its subsidiaries and affiliates. The Consolidated Financial Statements were approved by the Board of Directors on June 25, 2021.

In February 2021, the State of Texas experienced extremely cold weather (the “Weather Event”). The Weather Event led to increased electricity demand and sustained high prices from February 13, 2021 through February 20, 2021. As a result of the losses sustained and without sufficient liquidity to pay the corresponding invoices from the Electric Reliability Council of Texas, Inc. (“ERCOT”) when due, and accordingly, on March 9, 2021, Just Energy applied for and received creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) from the Ontario Superior Court of Justice (Commercial List) (the “Ontario Court”) and under Chapter 15 (“Chapter 15”) in the United States from the Bankruptcy Court of the Southern District of Texas, Houston Division (the “Court Orders”). Protection under the Court Orders allows Just Energy to operate while it restructures its capital structure.

As part of the CCAA filing, the Company entered into a USD$125 million Debtor-In-Possession (“DIP Facility”) financing with certain affiliates of Pacific Investment Management Company (“PIMCO) (refer to Note 27). The Company also entered into Qualifying Support Agreements with its largest commodity supplier and ISO services provider. The filings and associated USD$125 million DIP Facility arranged by the Company, enabled Just Energy to continue all operations without interruption throughout the U.S. and Canada and to continue making payments required by ERCOT and satisfy other regulatory obligations.

On March 9, 2021, the Company announced that it had sought and received creditor protection via an order (the “Initial Order”) from the Ontario Court and the Chapter 15 Order from the Bankruptcy Court. On May 26, 2021, the stay period was extended by the Ontario Court to September 30, 2021.

Amounts in 000’s
Trade and other payables	$531,627
Other non-current liabilities	12,815
Current portion of long-term debt	530,700
Total liabilities subject to compromise	$1,075,142

The common shares of the Company were halted from trading on the Toronto Stock Exchange (“TSX”) on March 9, 2021 and the Company delisted from the TSX on June 3, 2021. The Company has listed its common shares on the TSX Venture Exchange as of June 4, 2021, under the symbol “JE“. In addition, the Company was delisted from the New York Stock Exchange on March 22, 2021 and was listed on the OTC Pink Market under the symbol “JENGQ“ on March 23, 2021.

2.	OPERATIONS

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Operating in the United States (“U.S.”) and Canada, Just Energy serves both residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Filter Group Inc. (“Filter Group”), Hudson Energy, Interactive Energy Group, Tara Energy and terrapass.

Just Energy’s current commodity product offerings include fixed, variable, index and flat rate options. By fixing the price of electricity or natural gas under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products allow customers to pay a flat rate each month regardless of usage. Just Energy derives its gross margin from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy offers green products through terrapass and its JustGreen program. Green products offered through terrapass allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass, via power purchase agreements and renewable energy certificates. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Through the Filter Group, Just Energy provides subscription-based home water filtration systems to residential customers, including under-counter and whole-home water filtration solutions. Just Energy markets its product offerings through multiple sales channels including digital, retail, door-to-door, brokers and affinity relationships.

ANNUAL REPORT 2021      |      JUST ENERGY            F-10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In March 2019, Just Energy formally approved and commenced a process to dispose of its businesses in Germany, Ireland and Japan. In June 2019, Just Energy also formally approved and commenced a process to dispose of its business in the United Kingdom (“U.K.”), as part of the Company’s strategic review. The decision was part of a strategic transition to focus on the core business in North America. The U.K. and Ireland businesses were disposed of during the year ended March 31, 2020 as described in Note 25. The disposal of operations in Japan was completed in April 2020. In March 2021, the Company commenced insolvency proceedings for its German operations and expects to liquidate the German businesses within the next 12 months.

As at March 31, 2021, the German business operations were classified as a discontinued operation. Previously, these operations were reported within the Mass Market segment, while a portion of the U.K. business was allocated to the Commercial segment. On November 30, 2020, the Company sold EdgePower. The disposal of these operations was reclassified and presented in discontinued operations and were previously reported as a Commercial segment.

On September 28, 2020, the Company completed a recapitalization plan (the “September Recapitalization”). The September Recapitalization was undertaken through a plan of arrangement under the Canada Business Corporations Act (“CBCA”). See further discussion in Note 15 and Note 18.

3.	BASIS OF PRESENTATION

(a)	Compliance with IFRS

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The policies applied in these Consolidated Financial Statements were based on IFRS issued and effective as at March 31, 2021.

(b)	Basis of presentation

The Consolidated Financial Statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand, except where otherwise indicated. The Consolidated Financial Statements are prepared on a going concern basis under the historical cost convention, except for certain financial assets and liabilities that are stated at fair value.

Principles of consolidation

The Consolidated Financial Statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries as at March 31, 2021. Subsidiaries are consolidated from the date of acquisition and control and continue to be consolidated until the date that such control ceases. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect these returns through its power over the investee. The financial statements of the subsidiaries are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, income, expenses, and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

Going concern

Due to the Weather Event and associated CCAA filing, the Company’s ability to continue as a going concern for the next 12 months is dependent on the Company emerging from CCAA protection, meeting the liquidity challenges and complying with DIP Facility covenants. The material uncertainties arising from the CCAA filings cast substantial doubt upon the Company’s ability to continue as a going concern and, accordingly the ultimate appropriateness of the use of accounting principles applicable to a going concern. These Consolidated Financial Statements do not reflect the adjustments to carrying values of assets and liabilities and the reported expenses and Consolidated Statements of Financial Position classifications that would be necessary if the going concern assumption was deemed inappropriate. These adjustments could be material. There can be no assurance that the Company will be successful in emerging from CCAA as a going concern.

4.	SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents and restricted cash

All highly liquid temporary cash investments with an original maturity of three months or less when purchased are cash equivalents. For the Consolidated Statements of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above.

Restricted cash includes cash and cash equivalents, where the availability of cash to be exchanged or used to settle a liability is restricted by debt arrangements.

Accrued gas receivable/accrued gas payable or gas delivered in excess of consumption/deferred revenue

Accrued gas receivable from Just Energy’s customers is stated at fair value and results from customers consuming more gas than has been delivered by Just Energy to local distribution companies (“LDCs”). Accrued gas payable represents Just Energy’s obligation to the LDCs for the customers’ excess consumption, over what was delivered to the LDCs.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Gas delivered to LDCs in excess of consumption by customers is stated at the lower of cost and net realizable value. Collections from customers in advance of their consumption of gas result in deferred revenue.

Assuming normal weather and consumption patterns, during the winter months, customers will have consumed more than was delivered, resulting in the recognition of accrued gas receivable/accrued gas payable. In the summer months, customers will have consumed less than what was delivered, resulting in the recognition of gas delivered in excess of consumption/deferred revenue.

Gas in storage

Gas in storage represents the gas delivered to the LDCs. The balance will fluctuate as gas is injected into or withdrawn from storage.

Gas in storage is valued at the lower of cost and net realizable value, with cost being determined based on market cost on a weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business.

Property and equipment

Property and equipment are stated at cost, net of any accumulated depreciation and impairment losses. Cost includes the purchase price and, where relevant, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and the present value of all dismantling and removal costs. Where major components of property and equipment have different useful lives, the components are recognized and depreciated separately. Just Energy recognizes, in the carrying amount, the cost of replacing part of an item when the cost is incurred and if it is probable that the future economic benefits embodied in the item can be reliably measured. Depreciation is provided over the estimated useful lives of the assets as follows:

Asset category	Depreciation method	Rate/useful life
Furniture and fixtures	Declining balance	20%
Office equipment	Declining balance	20%
Computer equipment	Declining balance	30%
Leasehold improvements	Straight-line	Shorter of useful life and lease term
Premise assets	Straight-line	4-7 years

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset is included in the Consolidated Statements of Loss.

The useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Business combinations

All identifiable assets acquired and liabilities assumed are measured at the acquisition date at fair value. The Company records all identifiable intangible assets including identifiable assets that had not been recognized by the acquiree before the business combination. Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. During the measurement period (which is within one year from the acquisition date), Just Energy may adjust the amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. Adjustments related to facts and circumstances that did not exist as at the Consolidated Statements of Financial Position dates are taken to the Consolidated Statements of Loss. The Company records acquisition-related costs as expenses in the periods in which the costs are incurred with the exception of certain costs relating to registering and issuing debt or equity securities which are accounted for as part of the financing. Non-controlling interest is recognized at its proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated.

Goodwill

Goodwill is initially measured at cost, which is the excess of the cost of the business combination over Just Energy’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

After initial recognition, goodwill is measured at cost, less impairment losses. For the purpose of impairment testing, goodwill is allocated to each of Just Energy’s operating segments that are expected to benefit from the synergies of the combination, irrespective of whether other assets and liabilities of the acquiree are assigned to those segments.

Intangible assets

Intangible assets acquired outside of a business combination are measured at cost on initial recognition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and/or accumulated impairment losses.

ANNUAL REPORT 2021      |      JUST ENERGY            F-12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets with finite useful lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense related to intangible assets with finite lives is recognized in the Consolidated Statements of Loss.

Internally developed intangible assets are capitalized when the product or process is technically and commercially feasible, the future economic benefit is measurable, Just Energy can demonstrate how the asset will generate future economic benefits and Just Energy has sufficient resources to complete development. The cost of an internally developed intangible asset comprises all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management.

Gains or losses arising from disposal of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statements of Loss when the asset is derecognized.

Intangible asset category	Amortization method	Rate/useful life
Customer relationships	Straight-line	10 years
Technology	Straight-line	3-5 years
Brand (finite life)	Straight-line	10 years

Impairment of non-financial assets

Just Energy assesses whether there is an indication that an asset may be impaired at each reporting date. If such an indication exists or when annual testing for an asset is required, Just Energy estimates the asset’s recoverable amount. The recoverable amounts of goodwill and intangible assets with an indefinite useful life are tested at least annually. The recoverable amount is the higher of an asset’s or cash-generating unit’s (“CGU”) or group of CGUs’ fair value less costs to sell and its value-in-use. Value-in-use is determined by discounting estimated future pre-tax cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. The recoverable amount of assets that do not generate independent cash flows is determined based on the CGU or group of CGUs to which the asset belongs.

The goodwill and certain brands are considered to have indefinite lives and are not amortized, but rather tested annually for impairment or when there are indications that these assets may be impaired. The assessment of indefinite life is reviewed annually.

An impairment loss is recognized if an asset’s carrying amount or that of the CGU or groups of CGUs to which it is allocated is higher than its recoverable amount. Impairment losses of individual CGUs or group of CGUs are charged against the goodwill, then indefinite-life intangibles and if any value is left, then to the assets in proportion to their carrying amount.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, Just Energy estimates the asset’s or CGU’s or group of CGUs’ recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the Consolidated Statements of Loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Goodwill is tested at the operating segment level, representing a group of CGUs, as that is the lowest level at which goodwill is monitored. Impairment is determined for goodwill by assessing the recoverable amount of each operating segment to which the goodwill relates. Where the recoverable amount of the operating segment is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Leases

A lease is an arrangement whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Right-of-use (“ROU“) assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. ROU assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, within a range of two years to six years.

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date and whether fulfillment of the arrangement is dependent on the use of a specific asset or assets, or the arrangement conveys a right to use the asset.

Lease liabilities

At the commencement date of the lease, Just Energy recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable. The lease payments also include payments of penalties for terminating the lease, if the lease term reflects the exercising of the option to terminate. Lease liabilities are grouped into other liabilities on the Consolidated Statements of Financial Position.

F-13            JUST ENERGY      |      ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In calculating the present value of lease payments, Just Energy uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, or a change in the lease.

Just Energy as a lessee

Just Energy applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Financial instruments

(i) Recognition

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Regular purchases and sales of financial assets are recognized on the trade date, being the date on which Just Energy commits to purchase or sell the asset. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

(ii) Classification

Just Energy classified its financial assets and liabilities in the following measurement categories:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. This category includes derivative financial instruments entered into that are not designated as hedging instruments in hedge relationships as defined by IFRS 9, Financial Instruments (“IFRS 9”). Included in this class are primarily physical delivered energy contracts, for which the own-use exemption could not be applied, financially settled energy contracts and foreign currency forward contracts.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 12. Related realized and unrealized gains and losses are included in the Consolidated Statements of Loss.

Financial assets classified at fair value through other comprehensive income (“OCI”)

Financial assets at fair value through OCI are equity instruments that Just Energy has elected to recognize the changes in fair value through OCI. They were recognized initially at fair value in the Consolidated Statements of Financial Position and were remeasured subsequently at fair value with gains and losses arising from changes in fair value recognized directly in equity and presented in OCI.

Amortized cost

Assets held for collection of contractual cash flows that represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a financial asset is recognized in the Consolidated Statements of Loss when the asset is derecognized or impaired. Trade and other receivables and trade and other payables are included in this category.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by Just Energy that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Included in this class are primarily physically delivered energy contracts, for which the own-use exemption could not be applied, financially settled energy contracts and foreign currency forward contracts.

Gains or losses on liabilities held for trading are recognized in the Consolidated Statements of Loss.

Other financial liabilities at amortized cost

Other financial liabilities are measured at amortized cost using the effective interest rate method. Financial liabilities include long-term debt issued and are initially measured at fair value. Transaction costs related to the long-term debt instruments are included in the value of the instruments and amortized using the effective interest rate method. The effective interest expense is included in finance costs in the Consolidated Statements of Loss.

(iii) Measurement

At initial recognition, Just Energy measures a financial asset at its fair value. In the case of a financial asset not categorized as fair value through profit or loss transaction costs that are directly attributable to the acquisition of the financial asset are included in measurement at initial recognition. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the Consolidated Statements of Loss.

ANNUAL REPORT 2021      |      JUST ENERGY            F-14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Subsequent measurement of financial assets depends on Just Energy’s business objective for managing the asset and the cash flow characteristics of the asset.

Derivative instruments

Just Energy enters into fixed-term contracts with customers to provide electricity and natural gas at fixed prices. These customer contracts expose Just Energy to changes in consumption as well as changes in the market prices of electricity and natural gas. To reduce its exposure to movements in commodity prices, Just Energy enters into contracts with suppliers that expose the Company to changes in prices for the purchase and sale of electricity and natural gas. These contracts are treated as derivatives as they do not meet the own-use criteria under International Accounting Standards (“IAS”) 32, Financial Instruments: Presentation. The primary factors affecting the fair value of derivative instruments at any point in time are the volume of open derivative positions and the changes of commodity market prices. Prices for electricity and natural gas are volatile, which can result in material changes in the fair value measurements reported in Just Energy’s Consolidated Financial Statements in the future.

Just Energy analyzes all its contracts, of both a financial and non-financial nature, to identify the existence of any “embedded” derivatives. Embedded derivatives are accounted for separately from the underlying contract at the inception date when their economic characteristics are not closely related to those of the host contract and the host contract is not carried as held for trading or designated as fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in Consolidated Statements of Loss.

All derivatives are recognized at fair value on the date on which the derivative is entered into and are remeasured to fair value at each reporting date. Derivatives are carried in the Consolidated Statements of Financial Position as fair value of derivative financial assets when the fair value is positive and as fair value of derivative financial liabilities when the fair value is negative. Just Energy does not utilize hedge accounting; therefore, changes in the fair value of these derivatives are recorded directly to the Consolidated Statements of Loss and are included within unrealized gain (loss) on derivative instruments.

The contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments, are accounted for as derivatives at fair value through profit or loss. These contracts are physically settled by the underlying non-financial item. These are recognized as a corresponding adjustment to cost of goods sold or inventory when the contract is physically settled. These realized gains and losses on financial swap contracts are recorded in the line item realized gain (loss) on derivative instruments in the Consolidated Statements of Loss.

(iv) Derecognition

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when Just Energy has transferred its rights to receive cash flows from the asset.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the Consolidated Statements of Loss.

(v) Impairment

Just Energy assesses on a forward-looking basis the expected credit loss (“ECL”) associated with its assets carried at amortized cost. For trade receivables, other receivables and unbilled revenue only, Just Energy applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Trade receivables are reviewed qualitatively to determine if they need to be written off.

(vi) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the Consolidated Statements of Financial Position if, and only if, there is currently an enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, or other valuation models. An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 12.

F-15            JUST ENERGY      |      ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue recognition

Just Energy has identified that the material performance obligation is the provision of electricity and natural gas to customers, which is satisfied over time throughout the contract term. Just Energy utilizes the output method to recognize revenue based on the units of electricity and natural gas delivered and billed to the customer each month and Just Energy has elected to adopt the practical expedient to recognize revenue in the amount to which the entity has a right to invoice, as the entity has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s performance to date.

Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and sales taxes.

Just Energy accounts for Transmission and Distribution Service Provider (“TDSP”) charges charged to electricity customers on a gross basis whereby TDSP charges to the customer and payments to the service provider are presented in sales and cost of goods sold, respectively.

In Alberta, Texas, Illinois, California (gas), and Ohio, Just Energy assumes the credit risk associated with the collection of customer accounts. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets.

Foreign currency translation

Functional and presentation currency

Items included in the Consolidated Financial Statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). For U.S.-based subsidiaries, this is U.S. dollars. The Consolidated Financial Statements are presented in Canadian dollars, which is the parent Company’s presentation and functional currency.

Transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Statements of Loss.

Translation of foreign operations

The consolidated results and Consolidated Statements of Financial Position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each Consolidated Statements of Financial Position presented are translated at the closing rate as at the date of that Consolidated Statements of Financial Position; and

•	Income and expenses for each Consolidated Statements of Loss are translated at the exchange rates prevailing at the dates of the transactions.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are recorded in OCI.

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in accumulated other comprehensive income are recognized in the Consolidated Statements of Loss as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Earnings (loss) per share amounts

The computation of earnings (loss) per share is based on the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share is computed in a similar way to basic earnings (loss) per share except that the weighted average number of shares outstanding is increased to include additional shares introduced after the equity compensation plans described in Note 19 assuming the exercise of stock options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”). These outstanding shares are also adjusted for any pre-September Recapitalization restricted share grants (“RSGs”), performance bonus incentive grants (“PBGs”), deferred share grants (“DSGs”) and convertible debentures, if dilutive.

Share-based compensation plans

Equity-based compensation liability

Share-based compensation plans are equity-settled transactions. The cost of share-based compensation is measured by reference to the fair value at the date on which it was granted. Awards are valued at the grant date and are not adjusted for changes in the prices of the underlying shares and other measurement assumptions. The cost of equity-settled transactions is recognized, together with the corresponding increase in equity, over the period in which the performance or service conditions are fulfilled, ending on the date on which the relevant grantee becomes fully entitled to the award. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting period reflects the extent to which the vesting period has expired and Just Energy’s best estimate of the number of the shares that will ultimately vest. The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

ANNUAL REPORT 2021      |      JUST ENERGY            F-16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

When units are exercised or exchanged, the amounts previously credited to contributed deficit are reversed and credited to shareholders’ capital.

Employee future benefits

In Canada, Just Energy offers a long-term wealth accumulation plan (the “Canadian Plan”) for all permanent full-time and permanent part-time employees (working more than 26 hours per week).

For U.S. employees, Just Energy has established a long-term savings plan (the “U.S. Plan”) for all permanent full-time and part-time employees (working more than 30 hours per week) of its subsidiaries.

Participation in the plans in Canada or the U.S. is voluntary. Obligations for contributions to the Canadian and U.S. Plans are recognized as an expense in the Consolidated Statements of Loss when the contribution is made by the Company.

Income taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where Just Energy operates and generates taxable income.

Current income taxes relating to items recognized directly in OCI or equity are recognized in OCI or equity and not in the Consolidated Statements of Loss. Management periodically evaluates positions taken in the tax returns with respect to situations where applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Just Energy follows the liability method of accounting for deferred income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities in the Consolidated Financial Statements and their respective tax bases.

Deferred income tax liabilities are recognized for all taxable temporary differences except:

•	Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; and

•	In respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled by the parent and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses, can be utilized except:

•	Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	In respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profits will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized, or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred income taxes relating to items recognized in cumulative translation adjustment or equity are recognized in OCI or equity and not in the Consolidated Statements of Loss.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Provisions and restructuring

Provisions are recognized when Just Energy has a present obligation, legal or constructive, as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where Just Energy expects some or all provisions to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the Consolidated Statements of Loss, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. If there are uncertainties on the timing and amounts of the obligation, the provisions are not discounted and presented in full based on the best estimate.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Restructuring provisions comprise activities including termination or relocation of a business, management structural reorganization and employee-related costs. Incremental costs directly associated with the restructuring are included in the restructuring provision. Costs associated with ongoing activities, including training or relocating continuing staff, are excluded from the provision. Measurement of the provision is at the best estimate of the anticipated costs to be incurred.

Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the Consolidated Statements of Loss.

Selling and marketing expenses

Commissions and various other costs related to obtaining and renewing customer contracts are charged to expense in the Consolidated Statements of Loss in the period incurred except as disclosed below:

Commissions related to obtaining and renewing customer contracts are paid in one of the following ways: all or partially up front or as a residual payment over the term of the contract. If the commission is paid all or partially up front, it is recorded as a customer acquisition cost in other current or non-current assets in the Consolidated Statements of Financial Position and expensed in selling and marketing expenses over the term for which the associated revenue is earned. If the commission is paid as a residual payment, the amount is expensed as earned.

Just Energy capitalizes the incremental acquisition costs of obtaining a customer contract as an asset as these costs would not have been incurred if the contract had not been obtained and these costs are amortized in selling and marketing expense over the life of the contract. When the term of the contract is one year or less, the incremental costs incurred to obtain the customer contracts are expensed when incurred.

Just Energy expenses advertising costs as incurred.

Green provision and certificates

Just Energy is a retailer of green energy and records a provision to its regulators as green energy sales are recognized. A corresponding cost is included in cost of goods sold. Just Energy measures its provision based on the compliance requirements of different jurisdictions in which it has operations or where the customers voluntarily subscribed for green energy.

Green certificates are purchased by Just Energy to settle its obligation with the regulators or for trading in the normal course of business. Green certificates are held at cost and presented at the gross amount in the Consolidated Statements of Financial Position. These certificates are only netted against the obligation when the liability is retired as per the regulations of the respective jurisdiction. Any provision balance in excess of the green certificates held or that Just Energy has committed to purchase is measured at fair value.

Any green energy-related derivatives are forward contracts and are recognized in accordance with the accounting policy discussed under “Financial Instruments” above.

Non-current assets held for sale and discontinued operations

Just Energy classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. The criteria for the held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the Consolidated Statements of Loss. Property and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

5. CORRECTION OF PRIOR PERIOD FINANCIAL STATEMENTS

The Company determined that the TDSP charges charged to electricity customers were accounted for on a gross basis in certain markets and net in other markets. Under the gross basis, TDSP charges to the customer and payments to the service provider are presented gross within sales and cost of goods sold, respectively. Under the net method, TDSP charges to the customer and payments to the service provider are presented net within cost of goods sold.

Management analyzed the appropriate accounting treatment under IFRS 15, Revenue from Contracts with Customers, based on accounting standards and guidance, terms of the contract, commercial understanding and industry practice. Based on the analysis performed, it was determined that the Company undertakes to deliver the commodity to the customer at their location across various markets and contract offers. Arranging delivery to the customer’s meter is a part of the activities the Company performs to fulfill its obligation to customers and, as such, the Company is the primary obligor to deliver the commodity to the customer. The Company determined that TDSP charges should be accounted for consistently on a gross basis for the relevant markets where the nature and contractual terms of TDSP charges were similar. As a result, prior years amounts on the

ANNUAL REPORT 2021      |      JUST ENERGY            F-18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Loss with respect to sales and cost of goods sold were corrected to reflect the gross basis of presentation. Amounts reflected for the year ended March 31, 2021 are presented gross.

	Year ended March 31, 2020, as originally reported	Correction	Year ended March 31, 2020 (Re-presented)
Sales	$2,772,809	$380,843	$3,153,652
Cost of goods sold	2,136,456	380,843	2,517,299
Gross margin	$636,353	$–	$636,353

	Year ended March 31, 2019, as originally reported	Correction	Year ended March 31, 2019 (Re-presented)
Sales	$3,038,438	$402,954	$3,441,392
Cost of goods sold	2,359,867	402,954	2,762,821
Gross margin	$678,571	$–	$678,571

Management assessed the materiality of the correction described above on prior period financial statements in accordance with SEC Staff Accounting Bulletin ("SAB") No. 99, Materiality and concluded that these corrections were not material to any prior annual or interim periods. Accordingly, in accordance with SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Consolidated Financial Statements for the years ended March 31, 2020 and 2019, which are presented herein, have been re-presented after correction of such immaterial adjustments solely for comparability purposes.

6.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Consolidated Financial Statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. The estimates and related assumptions are based on previous experience and other factors considered reasonable under the circumstances, the results of which form the basis for making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. In its review, the Company has considered the on-going impact of the coronavirus disease (“COVID-19”) pandemic. Revisions to accounting estimates are recognized in the period in which the estimate is revised. Judgments made by management in the application of IFRS that have a significant impact on the Consolidated Financial Statements relate to the following:

Allowance for doubtful accounts

The measurement of the ECL allowance for trade accounts receivable requires the use of management’s judgment in estimation techniques, building models, selecting key inputs and making significant assumptions about future economic conditions and credit behaviour of the customers, including the likelihood of customers defaulting and the resulting losses. The Company’s current significant estimates include the historical collection rates as a percentage of revenue and the use of the Company’s historical rates of recovery across aging buckets and the consideration of forward-looking information. All of these inputs are sensitive to the number of months or years of history included in the analysis, which is a key input and judgment made by management.

Deferred income taxes

Significant management judgment is required to determine the amount of deferred income tax assets and liabilities that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax-planning strategies. Determining the tax treatment on certain transactions also involves management’s judgment.

Fair value of financial instruments

Where the fair values of financial assets and financial liabilities recorded in the Consolidated Statements of Financial Position cannot be derived from active markets, they are determined using valuation techniques including discounted cash flow models or transacted/quoted prices of identical assets that are not active. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgment includes consideration of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 12 for further details about the assumptions as well as a sensitivity analysis.

F-19           JUST ENERGY      |      ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Impairment of non-financial assets

Just Energy’s impairment test is based on the estimated value-in-use and uses a discounted cash flow approach model. Management is required to exercise judgment in identifying the CGUs or group of CGUs to which to allocate goodwill, working capital and related assets and liabilities. Judgment is applied in the determination of perspective financial information that includes the weighted cost of capital, forecasted growth rates, and expected margin. Refer to Note 11 for further information.

7.	TRADE AND OTHER RECEIVABLES, NET

(a)	Trade and other receivables, net

	As at March 31, 2021	As at March 31, 2020
Trade account receivables, net	$189,250	$241,969
Unbilled revenue, net	103,986	121,993
Accrued gas receivable	833	7,224
Other	46,132	32,721
	$340,201	$403,907

(b)	Aging of accounts receivable

Customer credit risk

The lifetime expected credit loss reflects Just Energy’s best estimate of losses on the accounts receivable and unbilled revenue balances. Just Energy determines the lifetime ECL by using historical loss rates and forward-looking factors, if applicable. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois (gas), California (gas) and Ohio (electricity). Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all of the above markets.

In the remaining markets, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee that is recorded in cost of goods sold. Although there is no assurance that the LDCs providing these services will continue to do so in the future, management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal.

The aging of the trade accounts receivable, excluding the allowance for doubtful accounts, from the markets where the Company bears customer credit risk was as follows:

	As at March 31, 2021	As at March 31, 2020
Current	$58,737	$83,431
1-30 days	19,415	26,678
31-60 days	3,794	6,513
61-90 days	2,144	5,505
Over 90 days	10,446	35,252
	$94,536	$157,379

(c)	Allowance for doubtful accounts

Changes in the allowance for doubtful accounts related to the balances in the table above were as follows:

	As at March 31, 2021	As at March 31, 2020
Balance, beginning of year	$45,832	$182,365
Provision for doubtful accounts	34,260	80,050
Bad debts written off	(62,529)	(138,514)
Foreign exchange	5,800	3,124
Assets classified as held for sale/sold	—	(81,193)
Balance, end of year	$23,363	$45,832

ANNUAL REPORT 2021      |      JUST ENERGY          F- 20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	OTHER CURRENT AND NON-CURRENT ASSETS

(a)	Other current assets

	As at March 31, 2021	As at March 31, 2020
Prepaid expenses and deposits	$52,216	$55,972
Customer acquisition costs (a)	45,681	77,939
Green certificates	61,467	63,728
Gas delivered in excess of consumption	650	2,393
Inventory	3,391	3,238
	$163,405	$203,270

(b)	Other non-current assets

	As at March 31, 2021	As at March 31, 2020
Customer acquisition costs (a)	$27,318	$43,686
Other long-term assets	7,944	12,764
	$35,262	$56,450

(a) Amortization of  $88.5 million is charged to selling and marketing expense in the Consolidated Statements of Loss.

9.	INVESTMENTS

As at March 31, 2021, Just Energy owns approximately 8% (on a fully diluted basis) of ecobee, a private company that designs, manufactures and sells smart thermostats. This investment is measured at and classified as fair value through profit or loss. The fair value of the investment has been determined directly from transacted/quoted prices of similar assets that are not active (Level 3 measurement). As at March 31, 2021, the fair value of the ecobee investment is $32.9 million (2020 — $32.9 million).

10.	PROPERTY AND EQUIPMENT

	As at March 31, 2021			As at March 31, 2020
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Premise and ROU assets	$31,167	$(20,397)	$10,770	$35,899	$(19,729)	$16,170
Computer equipment	25,646	(20,788)	4,858	27,959	(19,548)	8,411
Others[1]	26,806	(24,607)	2,199	27,777	(23,564)	4,213
Total	$83,619	$(65,792)	$17,827	$91,635	$(62,841)	$28,794

1    Others include office equipment, furniture and fixture and leasehold improvements.

11.	INTANGIBLE ASSETS

(a)	Intangible assets

	As at March 31, 2021				As at March 31, 2020
	Cost	Accumulated amortization	Impairment	Net book value	Cost	Accumulated amortization	Net book value
Technology[1]	$122,763	$(70,655)	$(1,116)	$50,992	$121,382	$(61,531)	$59,851
Brand[2]	32,459	(700)	(13,864)	17,895	36,235	(400)	35,835
Others[3]	55,610	(53,774)	—	1,836	65,800	(63,220)	2,580
Total	$210,832	$(125,129)	$(14,980)	$70,723	$223,417	$(125,151)	$98,266

1     Technology includes work in progress projects of  $5.2 million, which are not being amortized until completion.

2     This includes an indefinite-lived brand of  $15.6 million.

3     This includes sales networks and customer relationships.

The capitalized internally developed costs relate to the development of a new customer relationship management software for the different energy markets of Just Energy. All research costs and development costs, not eligible for capitalization have been expensed and are recognized in administrative expenses.

F-21            JUST ENERGY      |      ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	Impairment testing of goodwill and intangible assets with indefinite lives

Goodwill acquired through business combinations and intangible assets with indefinite lives have been allocated to one of two operating segments. These segments are Mass Market and Commercial.

Goodwill and indefinite-life intangible assets

Goodwill is tested annually for impairment at the level of the two operating segments. Goodwill is also tested for impairment whenever events or circumstances occur that could potentially reduce the recoverable amount of one or more of the operating segments below its carrying value. For the year ended March 31, 2021, an impairment loss was recognized for the full remaining balance of the goodwill of the Commercial segment in the amount of $100.0 million (2020 — $61.4 million) as the carrying value exceeded the recoverable amount. An impairment was also recognized for an indefinite-life intangible in the amount of $13.9 million for the full remaining balance of the Commercial brand. The impairment amount was included in the Consolidated Statements of Loss. An impairment loss was not recognized for the Mass Market segment as its recoverable value exceeded its carrying value.

The recoverable amount for purposes of impairment testing for the Commercial segment represented the estimated value-in-use. The value-in-use was calculated using the present value of estimated future cash flows applying an appropriate risk-adjusted rate to internal operating forecasts. Management believes that the forecasted cash flows generated based on operating forecasts is the appropriate basis upon which to assess goodwill and individual assets for impairment. The value-in-use calculation has been prepared solely for the purposes of determining whether the goodwill balance was impaired. Estimated future cash flows were prepared based on certain assumptions prevailing at the time of the test. The actual outcomes may differ from the assumptions made.

The period included in the estimated future cash flows for the Commercial segment includes five years of the operating plans plus an estimated terminal value beyond the five years driven by historical and forecasted trends. Discount rates were derived using a capital asset pricing model and by analyzing published rates for industries relevant to the Company’s reporting units. The key assumptions used in determining the value-in-use of the Commercial segment include historical rates of attrition and renewal.

The underlying growth rate is driven by sales forecast, consistent with recent historical performance and taking into consideration sales channels and strategies in place today. Customer acquisition costs included in the forecast are consistent with current trends considering today’s competitive environment. Cost to operate represents management’s best estimate of future cost to operate. Sensitivities to different variables have been estimated using certain simplifying assumptions and did not have a significant impact on the results of the impairment test.

Intangible assets

Impairment losses were recognized on definite-lived intangible assets for certain technology projects in the amount of $1.1 million. The impairment amount is included in the Consolidated Statements of Loss. The impairment on certain technology projects was recorded to the Mass Market segment. Intangible assets are reviewed annually for any indicators of impairment. Indicators of impairment were evident for the specific IT projects given the use of the software.

In 2020, impairment losses were recognized on definite-lived intangible assets for Filter Group Inc., EdgePower Inc. and certain technology projects in the amounts of  $8.5 million, $14.7 million and $3.9 million, respectively. The impairment amounts were included in the Consolidated Statements of Loss for that period.

12.	FINANCIAL INSTRUMENTS

(a)	Fair value of derivative financial instruments and other

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of financial swaps, physical forwards and option contracts for electricity, natural gas, carbon offsets and renewable energy certificates (“RECs”), and generation and transmission capacity contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or developed internally based on third-party market data. These curves can be volatile, thus leading to volatility in the mark to market with no immediate impact to cash flows. Gas options and green power options have been valued using the Black option pricing model using the applicable market forward curves and the implied volatility from other market traded options. Management periodically uses non-exchange-traded swap agreements based on cooling degree days (“CDDs”) and heating degree days (“HDDs”) measured in its utility service territories to reduce the impact of weather volatility on Just Energy’s electricity and natural gas volumes, commonly referred to as “weather derivatives”. The fair value of these swaps on a given measurement station indicated in the derivative contract is determined by calculating the difference between the agreed strike and expected variable observed at the same station.

ANNUAL REPORT 2021      |      JUST ENERGY            F-22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates unrealized gains (losses) related to Just Energy’s derivative financial instruments classified as fair value through profit or loss and recorded on the Consolidated Statements of Financial Position as fair value of derivative financial assets and fair value of derivative financial liabilities, with their offsetting values recorded in unrealized gain (loss) in fair value of derivative instruments and other on the Consolidated Statements of Loss.

	As at March 31, 2021	As at March 31, 2020	As at March 31, 2019
Physical forward contracts and options (i)	$5,250	$(130,182)	$(116,350)
Financial swap contracts and options (ii)	68,944	(62,612)	39,832
Foreign exchange forward contracts	(7,826)	9,055	72
Share swap	—	(9,581)	(3,507)
6.5% convertible bond conversion feature	—	—	247
Unrealized foreign exchange on Term Loan	17,077	—	—
Unrealized foreign exchange on the 6.5% convertible bond and 8.75% loan transferred to realized foreign exchange resulting from the September Recapitalization	—	(18,132)	(8,061)
Weather derivatives (iii)	2,242	(229)	7,796
Other derivative options	(2,188)	(1,736)	(7,488)
Unrealized gain (loss) of derivative instruments and other	$83,499	$(213,417)	$(87,459)

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the Consolidated Statements of Financial Position as at March 31, 2021:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)
Physical forward contracts and options (i)	$12,513	$6,713	$10,157	$56,122
Financial swap contracts and options (ii)	6,942	2,634	3,548	5,047
Foreign exchange forward contracts	—	—	272	—
Weather derivatives (iii)	1,911	—	—	—
Other derivative options	3,660	1,253	—	—
As at March 31, 2021	$25,026	$10,600	$13,977	$61,169

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the Consolidated Statements of Financial Position as at March 31, 2020:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)
Physical forward contracts and options (i)	$24,549	$17,673	$57,461	$51,836
Financial swap contracts and options (ii)	6,915	1,492	53,917	24,432
Foreign exchange forward contracts	4,519	3,036	—	—
Weather derivatives (iii)	—	—	280	—
Other derivative options	370	6,591	1,780	—
As at March 31, 2020	$36,353	$28,792	$113,438	$76,268

Individual derivative asset and liability transactions are offset, and the net amount reported in the Consolidated Statements of Financial Position if, and only if, there is currently an enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. Individual derivative transactions are typically offset at the legal entity and counterparty level. The gross amount for the financial assets and financial liabilities are $569.6 million (2020 — $1.0 billion) and $609.1 million (2020 — $1.1 billion), respectively.

F-23            JUST ENERGY      |      ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Below is a summary of the financial instruments classified through profit or loss as at March 31, 2021, to which Just Energy has committed:

(i)	Physical forward contracts and options consist of:

•	Electricity contracts with a total remaining volume of 26,364,660 MWh, a weighted average price of $45.50/MWh and expiry dates up to December 31, 2029.

•	Natural gas contracts with a total remaining volume of 85,702,596 GJs, a weighted average price of $2.89/GJ and expiry dates up to October 31, 2025.

•	RECs with a total remaining volume of 2,469,441 MWh, a weighted average price of $38.02/REC and expiry dates up to December 31, 2029.

•	Electricity generation capacity contracts with a total remaining volume of 2,855 MWCap, a weighted average price of $4,737.46/MWCap and expiry dates up to May 31, 2025.

•	Ancillary contracts with a total remaining volume of 681,070 MWh, a weighted average price of $16.13/MWh and expiry dates up to December 31, 2022.

(ii)	Financial swap contracts and options consist of:

•	Electricity contracts with a total remaining volume of 15,526,415 MWh, a weighted average price of $42.91/MWh and expiry dates up to December 31, 2024.

•	Natural gas contracts with a total remaining volume of 96,373,985 GJs, a weighted average price of $3.11/GJ and expiry dates up to December 31, 2026.

(iii)	Weather derivatives consist of:

•	HDD natural gas swaps with price strikes to be set on futures index and temperature strikes from 1,813F to 4,985F HDD and an expiry date of March 31, 2022.

•	HDD natural gas swaps with price strikes to be set on futures index and temperature strikes from 3,439C to 4,985F HDD and an expiry date of March 31, 2023.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the financial assets’ balance recognized in the Consolidated Financial Statements.

Share swap agreement

Just Energy had entered into a share swap agreement to manage the volatility associated with the Company’s restricted share grants and deferred share grants plans under the old equity compensation plan described in Note 19. The value on inception of the 2,500,000 shares under this share swap agreement was approximately $33.8 million. On August 22, 2018, Just Energy reduced the notional value of the share swap to $23.8 million through a payment of  $10.0 million and renewed the share swap agreement. On March 31, 2020, the share swap agreement expired and settled. Net monthly settlements received (paid) under the share swap agreement were recorded in other income (expense) in the Consolidated Statements of Loss.

Fair value (“FV”) hierarchy of derivatives

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices. Currently there are no derivatives carried in this level.

Level 2

Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, significant inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the electricity supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: (i) commodity (predominately NYMEX), (ii) basis and (iii) foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves extend only 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

ANNUAL REPORT 2021      |      JUST ENERGY            F-24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Weather derivatives are non-exchange-traded financial instruments used as part of a risk management strategy to mitigate the impact adverse weather conditions have on gross margin. The fair values of the derivatives are determined using an internally developed model that relies upon both observable inputs and significant unobservable inputs. Accordingly, the fair values of these derivatives are classified as Level 3. Market and contractual inputs to these models vary by contract type and would typically include notional amounts, reference weather stations, strike prices, temperature strike values, terms to expiration, historical weather data and historical commodity prices. The historical weather data and commodity prices were utilized to value the expected payouts with respect to weather derivatives and, as a result, are the most significant assumptions contributing to the determination of fair value estimates, and changes in these inputs can result in a significantly higher or lower fair value measurement.

For the share swap agreement, Just Energy used a forward interest rate curve along with a volume weighted average share price to model out its value. As the inputs had no observable market, it was classified as Level 3.

Just Energy’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the “Market risk” section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2021:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$—	$682	$34,944	$35,626
Derivative financial liabilities	—	—	(75,146)	(75,146)
Total net derivative financial assets (liabilities)	$—	$682	$(40,202)	$(39,520)

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2020:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$—	$—	$65,145	$65,145
Derivative financial liabilities	—	(38,676)	(151,030)	(189,706)
Total net derivative financial liabilities	$—	$(38,676)	$(85,885)	$(124,561)

Commodity price sensitivity — Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, and RECs had risen (fallen) by 10%, assuming that all of the other variables had remained constant, loss from continuing operations before income taxes for the year ended March 31, 2021 would have increased (decreased) by $139.2 million ($136.6 million), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

Key assumptions used when determining the significant unobservable inputs for all commodity supply contracts included in Level 3 of the FV hierarchy consist of up to 5% price extrapolation to calculate monthly prices that extend beyond the market observable 12- to 15-month forward curve.

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the following periods:

	Year ended March 31, 2021	Year ended March 31, 2020
Balance, beginning of year	$(85,885)	$17,310
Total gains	(2,900)	(3,822)
Purchases	(4,059)	(43,663)
Sales	(1,670)	14,549
Settlements	54,312	(70,259)
Balance, end of year	$(40,202)	$(85,885)

F-25            JUST ENERGY      |      ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	Classification of non-derivative financial assets and liabilities

As at March 31, 2021 and March 31, 2020, the carrying value of cash and cash equivalents, restricted cash, trade and other receivables, and trade and other payables approximates their fair value due to their short-term nature.

Prior to the exchange under the September Recapitalization, the 8.75% loan, 6.75% $100M convertible debentures, 6.75% $160M convertible debentures and 6.5% convertible bonds were fair valued based on market value. The 6.75% $100M convertible debentures, 6.75% $160M convertible debentures and 6.5% convertible bonds were classified as Level 1 in the FV hierarchy.

The risks associated with Just Energy’s financial instruments are as follows:

(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. operations.

The performance of the Canadian dollar relative to the U.S. dollars could positively or negatively affect Just Energy’s Consolidated Statements of Loss, as a significant portion of Just Energy’s profit or loss is generated in U.S. dollars and is subject to currency fluctuations upon translation to Canadian dollars. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to foreign currency fluctuations in the future than in prior years. Just Energy has a policy to economically hedge between 50% and 100% of forecasted cross-border cash flows that are expected to occur within the next 12 months and between 0% and 50% of certain forecasted cross-border cash flows that are expected to occur within the following 13 to 24 months. The level of economic hedging is dependent on the source of the cash flows and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the year ended March 31, 2021, assuming that all the other variables had remained constant, the net loss for the year ended March 31, 2021 would have been $6.6 million lower/higher and other comprehensive loss would have been $26.9 million lower/higher.

Interest rate risk

Just Energy is only exposed to interest rate fluctuations associated with its floating rate Credit Facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that its long-term debt exposes the Company to material interest rate risks but has set out parameters to actively manage this risk within its risk management policy.

A 1% increase (decrease) in interest rates would have resulted in an increase (decrease) of approximately $1.8 million in loss from continuing operations before income taxes in the Consolidated Statements of Loss for the year ended March 31, 2021 (2020 — $2.4 million).

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its risk management policy. This policy sets out a variety of limits, most importantly thresholds for open positions in the gas and electricity portfolios, which also feed a value at risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

Commodity price sensitivity — all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity and RECs had risen (fallen) by 10%, assuming that all of the other variables had remained constant, loss from continuing operations before income taxes for the year ended March 31, 2021 would have increased (decreased) by $138.8 million ($136.2 million), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

ANNUAL REPORT 2021      |      JUST ENERGY            F-26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Credit risk adjustment — sensitivity

For valuation of derivative instruments that are in liability position, the Company applied a credit risk adjustment in valuation of these instruments. If this rate is increased (decreased) by 1% assuming that all other variables remained constant, there would be $1.4 million impact on loss from continuing operations before income taxes for the year ended March 31, 2021.

(ii)	Physical supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. As at March 31, 2021, Just Energy has applied an adjustment factor to determine the fair value of its financial instruments in the amount of  $1.1 million (2020 — $23.8 million) to accommodate for its counterparties’ risk of default.

(iii)	Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the risk management policy. Any exceptions to these limits require approval from the Risk Committee of the Board of Directors of Just Energy. The risk department and Risk Committee of the Board of Directors monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at March 31, 2021, the estimated counterparty credit risk exposure amounted to $35.6 million (2020 — $65.1 million), representing the risk relating to Just Energy’s exposure to derivatives that are in an asset position.

13.	TRADE AND OTHER PAYABLES

	As at March 31, 2021	As at March 31, 2020
Commodity suppliers’ accruals and payables (a)	$712,144	$414,581
Green provisions and repurchase obligations	77,882	103,245
Sales tax payable	27,684	19,706
Non-commodity trade accruals and accounts payable (b)	80,573	117,473
Current portion of payable to former joint venture partner (c)	11,467	18,194
Accrued gas payable	544	3,295
Other payables	11,301	9,171
	$921,595	$685,665

(a)	Includes $507.3 million, that is subject to compromise depending on the outcome of the CCAA proceedings.

(b)	Includes $12.9 million, that is subject to compromise depending on the outcome of the CCAA proceedings.

(c)	The amount due to the former joint venture partner is subject to compromise depending on the outcome of the CCAA proceedings.

14.	DEFERRED REVENUE

	As at March 31, 2021	As at March 31, 2020
Balance, beginning of year	$852	$43,228
Additions to deferred revenue	10,963	7,499
Revenue recognized during the year	(10,312)	(10,726)
Foreign exchange impact	(95)	352
Liabilities classified as held for sale/sold	-	(39,501)
Balance, end of year	$1,408	$852

U.K. operations recorded substantially all of its revenue within deferred revenue. The change for 2020 was substantially related to operations sold during the year.

F-27            JUST ENERGY      |      ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	LONG-TERM DEBT AND FINANCING

	As at March 31, 2021	As at March 31, 2020
DIP Facility (a)	$126,735	$—
Less: Debt issue costs (a)	(6,312)	—
Filter Group financing (b)	4,617	9,690
Credit facility — subject to compromise (c)	227,189	236,389
Less: Debt issue costs (c)	—	(1,644)
Term Loan — subject to compromise (d)	289,904	—
Note Indenture — subject to compromise (e)	13,607	—
8.75% loan (f)	—	280,535
6.75% $100M convertible debentures (g)	—	90,187
6.75% $160M convertible debentures (h)	—	153,995
6.5% convertible bonds (i)	—	12,851
	655,740	782,003
Less: Current portion	(654,180)	(253,485)
	$1,560	$528,518

Future annual minimum principal repayments are as follows:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
DIP Facility (a)	$126,735	$—	$—	$—	$126,735
Less: Debt issue costs (a)	(6,312)	—	—	—	(6,312)
Filter Group financing (b)	3,057	1,560	—	—	4,617
Credit facility — subject to compromise (c)	227,189	—	—	—	227,189
Term Loan — subject to compromise (d)	289,904	—	—	—	289,904
Note Indenture — subject to compromise (e)	13,607	—	—	—	13,607
	$654,180	$1,560	$—	$—	$655,740

ANNUAL REPORT 2021      |      JUST ENERGY            F-28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The details for long-term debt are as follows:

	As at April 1, 2020	Cash inflows (outflows)	Foreign exchange	Payment in kind (“PIK“)	Non-cash changes	(Gain) loss on September Recapital- ization	As at March 31, 2021
DIP Facility (a)	$—	$120,423	$—	$—	$—	$—	$120,423
Filter Group financing (b)	9,690	(5,073)	—	—	—	—	4,617
Credit facility (c)	234,745	(13,826)	—	—	6,270	—	227,189
Term Loan (d)	—	—	(17,077)	15,123	291,858	—	289,904
Note Indenture (e)	—	(2,000)	—	428	15,179	—	13,607
8.75% term loan (f)	280,535	—	—	—	(281,632)	1,097	—
6.75% $100M convertible debentures (g)	90,187	—	—	—	(74,544)	(15,643)	—
6.75% $160M convertible debentures (h)	153,995	—	—	—	(101,955)	(52,040)	—
6.5% convertible bonds (i)	12,851	—	—	—	(643)	(12,208)	—
	$782,003	$99,524	$(17,077)	$15,551	$(145,467)	(78,794)	$655,740
Less: Current portion	(253,485)	—	—	—	—	—	(654,180)
	$528,518						$1,560

	As at April 1, 2019	Cash inflows (outflows)	Foreign exchange	PIK	Non-cash changes	(Gain) loss on September Recapital- ization	As at March 31, 2020
Filter Group financing (b)	$17,577	$(7,887)	$—	$—	$—	$—	$9,690
Credit facility (c)	199,753	34,812	—	—	180	—	234,745
8.75% term loan (f)	240,094	17,163	17,613	—	5,665	—	280,535
6.75% $100M convertible debentures (g)	87,520	—	—	—	2,667	—	90,187
6.75% $160M convertible debentures (h)	150,945	—	—	—	3,050	—	153,995
6.5% convertible bonds (i)	29,483	(17,370)	518	—	220	—	12,851
	$725,372	$26,718	$18,131	$—	$11,782	$—	$782,003
Less: Current portion	(479,101)	—	—	—	—	—	(253,485)
	$246,271						$528,518

F-29            JUST ENERGY      |      ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table details the finance costs for the year ended March 31. Interest is expensed based on the effective interest rate.

	2021	2020	2019
DIP Facility (a)	$1,490	$—	$—
Filter Group financing (b)	627	1,793	875
Credit facility (c)	20,544	23,736	20,715
Term Loan(d)	14,785	—	—
Note Indenture (e)	557	—	—
8.75% term loan (f)	18,055	35,089	8,999
6.75% $100M convertible debentures (g)	4,762	9,417	8,819
6.75% $160M convertible debentures (h)	6,948	13,850	13,598
6.5% convertible bonds (i)	539	2,746	18,387
Supplier finance and others (j)	18,313	20,314	16,386
	$86,620	$106,945	$87,779

(a)	As discussed in Note 1, Just Energy filed and received the Court Order under the CCAA on March 9, 2021. In conjunction with the CCAA filing, the Company entered into the DIP Facility for USD$125 million. Just Energy Ontario L.P., Just Energy Group Inc. and Just Energy (U.S.) Corp. are the borrowers under the DIP Facility and are supported by guarantees of certain subsidiaries and affiliates and secured by a super-priority charge against and attaching to the property that secures the obligations arising under the Credit Facility, created by the Court Order. The DIP Facility has an interest rate of 13%, paid quarterly in arrears. The DIP Facility terminates at the earlier of: (a) December 31, 2021, (b) the implementation date of the CCAA plan, (c) the lifting of the stay in the CCAA proceedings or (d) the termination of the CCAA proceedings. On March 9, 2021, the Company borrowed USD$100 million and borrowed the remaining USD$25 million on April 6, 2021. For consideration for making the DIP Facility available, Just Energy paid a 1% origination fee and a 1% commitment fee.

(b)	Filter Group has a $4.6 million outstanding loan payable to Home Trust Company (“HTC”). The loan is a result of factoring receivables to finance the cost of rental equipment over a period of three to five years with HTC and bears interest at 8.99% per annum. Principal and interest are payable monthly. Filter Group did not file under the CCAA and accordingly, the stay does not apply to Filter Group and any amounts outstanding under the loan payable to Home Trust Company.

(c)	On March 18, 2021, Just Energy Ontario L.P, Just Energy (U.S.) Corp. and Just Energy Group Inc. entered into an Accommodation and Support Agreement (the “Lender Support Agreement”) with the lenders under the Credit Facility. Under the Lender Support Agreement, the lenders agreed to allow issuance or renewals of Letters of Credit under the Credit Facility during the pendency of the CCAA proceedings within certain restrictions. In return, the Company has agreed to continue paying interest and fees at the non-default rate on the outstanding advances and Letters of Credit under the Credit Facility. The amount of Letters of Credit that may be issued is limited to the lesser of $46.1 million (excluding the Letters of Credit guaranteed by Export Development Canada under its Account Performance Security Guarantee Program), plus any amount the Company has repaid and $125 million.

As part of the September Recapitalization, Just Energy extended the Credit Facility to December 2023; it was previously scheduled to mature in December 2020. Certain principal amounts outstanding under the letter of Credit Facility (“LC Facility”) are guaranteed by Export Development Canada under its Account Performance Security Guarantee Program. Just Energy’s obligations under the Credit Facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, primarily the Filter Group. Just Energy has also entered into an inter-creditor agreement in which certain commodity and hedge providers are also secured by the same collateral. As a result of the CCAA filing, the borrowers are in default under the Credit Facility. However, any potential actions by the lenders have been stayed pursuant to the Court Order. As at March 31, 2021, the Company had Letter of Credit capacity of  $4.5 million available.

The outstanding Advances are all Prime rate advances at a rate of bank prime (Canadian bank prime rate or U.S. prime rate) plus 4.25% and letters of credit are at a rate of 5.25%.

As at March 31, 2021, the Canadian prime rate was 2.45% and the U.S. prime rate was 3.25%. As at March 31, 2021, $227.2 million has been drawn against the facility, $41.7 million of letters of credit outstanding have been issued under the Canadian and U.S. facilities and $57.7 million of Letters of Credit are outstanding under the LC Facility.

As a result of the CCAA filing, the Credit Facility has been reclassified to short-term reflecting the potential acceleration of the debt allowed under the Credit Facility. Additionally, all deferred debt issue costs have been accelerated in the year ended March 31, 2021 to reflect the current classification and presented in reorganization costs in the Consolidated Statement of Loss.

ANNUAL REPORT 2021      |      JUST ENERGY            F-30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(d)	As part of the September Recapitalization, Just Energy issued a USD$205.9 million principal note (the “Term Loan”) maturing on March 31, 2024. The note bears interest at 10.25%. The balance at March 31, 2021 includes an accrual of $13.9 million for interest payable on the notes. As a result of the CCAA filing, the Company is in default under the Term Loan, as described below. However, any potential actions by the lenders under the Term Loan have been stayed pursuant to the Court Order, and the Company is not issuing additional notes equal to the capitalized interest. Given this acceleration option, the Term Loan has been classified as current. As a result, the prepayment fee has been accelerated and accrued and is presented in the Reorganization cost on the Consolidated Statements of Loss.

(e)	As part of the September Recapitalization, Just Energy issued $15 million principal amount of 7.0% subordinated notes (“Note Indenture”) to holders of the subordinated convertible debentures, which has a six-year maturity. The Note Indenture bears an annual interest rate of 7.0% payable in kind. The balance at March 31, 2021 includes an accrual of $0.4 million for interest payable on the notes. The Note Indenture had a principal amount of $15 million as at September 28, 2020, which was reduced to $13.2 million through a tender offer for no consideration on October 19, 2020. As a result of the CCAA filing, the Company is in default under the Note Indenture’s Trust Indenture agreement. However, any potential actions by the lenders under the Note Indenture have been stayed pursuant to the Court Order and the Company is not issuing additional notes equal to the capitalized interest. Given this acceleration option, the Note Indenture has been classified as current. Additionally, all deferred debt issue costs have been accelerated to the year ended March 31, 2021 to reflect the current classification and presented in reorganization costs in the Consolidated Statements of Loss.

(f)	As part of the September Recapitalization, the 8.75% loan was exchanged for its pro-rata share of the Term Loan and 786,982 common shares. At the time of the September Recapitalization, the 8.75% loan had USD$207.0 million outstanding plus accrued interest.

(g)	As part of the September Recapitalization, the 6.75% $100M convertible debentures were exchanged for 3,592,069 common shares along with its pro-rata share of the Note Indenture and the payment of accrued interest.

(h)	As part of the September Recapitalization, the 6.75% $160M convertible debentures were exchanged for 5,747,310 common shares along with its pro-rata share of the Note Indenture and the payment of accrued interest.

(i)	As part of the September Recapitalization, the 6.5% convertible bonds were exchanged for its pro-rata share of the Term Loan and 35,737 common shares. At the time of the September Recapitalization, $9.2 million of the 6.5% convertible bonds were outstanding plus accrued interest.

(j)	Supplier finance and other costs for the year ended March 31, 2021 primarily consist of charges for extended payment terms. An amount of $3.0 million was accrued but not paid as at March 31, 2021 (March 31, 2020 — $0.7 million).

16.	REPORTABLE BUSINESS SEGMENTS

Just Energy’s reportable segments are the Mass Market (formerly called Consumer) and the Commercial segments.

The chief operating decision-maker monitors the operational results of the Mass Market and Commercial segments for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on certain non-IFRS measures such as Base EBITDA, Base gross margin and Embedded gross margin as defined in the Company’s Management Discussion and Analysis.

Transactions between segments are in the normal course of operations and are recorded at the exchange amount.

Corporate and shared services report the costs related to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions such as Human Resources, Finance and Information Technology.

F-31            JUST ENERGY      |      ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended March 31, 2021:

	Mass Market	Commercial	Corporate and shared services	Consolidated
Sales	$1,530,617	$1,209,420	$—	$2,740,037
Cost of goods sold	2,915,079	1,597,087	—	4,512,166
Gross margin	(1,384,462)	(387,667)	—	(1,772,129)
Depreciation and amortization	20,342	3,587	—	23,929
Administrative expenses	35,403	16,673	90,315	142,391
Selling and marketing expenses	107,932	71,589	—	179,521
Other operating expenses	29,898	10,854	—	40,752
Segment loss	$(1,578,037)	$(490,370)	$(90,315)	$(2,158,722)
Finance costs				(86,620)
Restructuring costs				(7,118)
Gain on September Recapitalization transaction, net				51,360
Unrealized gain on derivative instruments and other				83,499
Realized gain on derivative instruments				1,877,339
Impairment of goodwill, intangible assets and other				(114,990)
Other expense, net				(1,951)
Reorganization costs				(43,245)
Provision for income taxes				(2,308)
Loss from continuing operations				(402,756)
Profit from discontinued operations				468
Loss for the year				$(402,288)
Capital expenditures	$10,382	$1,173	$—	$11,555

As at March 31, 2021
Total goodwill	$163,770	$—	$—	$163,770

ANNUAL REPORT 2021      |      JUST ENERGY            F-32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended March 31, 2020:

	Mass Market	Commercial	Corporate and shared services	Consolidated
Sales	$1,757,245	$1,396,407	$—	$3,153,652
Cost of goods sold	1,285,122	1,232,177	—	2,517,299
Gross margin	472,123	164,230	—	636,353
Depreciation and amortization	38,224	3,424	—	41,648
Administrative expenses	37,780	20,262	109,894	167,936
Selling and marketing expenses	141,548	79,272	—	220,820
Other operating expenses	84,271	8,029	—	92,300
Segment profit (loss)	$170,300	$53,243	$(109,894)	$113,649
Finance costs				(106,945)
Unrealized loss of derivative instruments and other				(213,417)
Realized gain of derivative instruments				(24,386)
Other income, net				32,660
Impairment of goodwill, intangible assets and other				(92,401)
Provision for income taxes				(7,393)
Loss from continuing operations				$(298,233)
Loss from discontinued operations				(11,426)
Loss for the year				(309,659)
Capital expenditures	$12,881	$1,171	$—	$14,052

As at March 31, 2020
Total goodwill	$172,429	$100,263	$—	$272,692

F-33            JUST ENERGY      |      ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended March 31, 2019

	Mass Market	Commercial	Corporate and shared services	Consolidated
Sales	$2,010,054	$1,431,338	$—	$3,441,392
Cost of goods sold	1,523,090	1,239,731	—	2,762,821
Gross margin	486,964	191,607	—	678,571
Depreciation and amortization	24,906	2,289	—	27,195
Administrative expenses	42,573	32,377	90,378	165,328
Selling and marketing expenses	142,560	69,178	—	211,738
Restructuring costs	2,741	3,289	8,814	14,844
Other operating expenses	123,798	5,406	—	129,204
Segment profit (loss)	$150,386	$79,068	$(99,192)	$130,262
Finance costs				(87,779)
Unrealized loss on derivative instruments and other				(87,459)
Realized loss on derivative instruments				(83,776)
Other income, net				2,312
Provision for income taxes				(11,832)
Loss from continuing operations				$(138,272)
Loss from discontinued operations				(128,259)
Loss for the year				(266,531)
Capital expenditures	$39,474	$4,068	$—	$43,542

As at March 31, 2019
Total goodwill	$181,358	$158,563	$—	$339,921

Sales from external customers

The revenue is based on the location of the customer.

	For the year ended March 31, 2021	For the year ended March 31, 2020	For the year ended March 31, 2019
Canada	$303,666	$509,910	$613,944
U.S.	2,436,371	2,643,742	2,827,448
Total	$2,740,037	$3,153,652	$3,441,392

Non-current assets

Non-current assets by geographic segment consist of property and equipment, goodwill and intangible assets and are summarized as follows:

	As at March 31, 2021	As at March 31, 2020
Canada	$178,802	$233,678
U.S.	73,518	166,074
Total	$252,320	$399,752

ANNUAL REPORT 2021      |      JUST ENERGY            F-34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INCOME TAXES

(a)	Tax expense

	For the year ended March 31, 2021	For the year ended March 31, 2020	For the year ended March 31, 2019
Current tax expense	$2,688	$7,047	$7,622
Deferred tax expense (benefit)
Origination and reversal of temporary differences	$(102,712)	$(90,459)	$(35,825)
Expense arising from previously unrecognized tax loss or temporary difference	102,332	90,805	40,035
Deferred (benefit) tax expense	(380)	346	4,210
Provision for income taxes	$2,308	$7,393	$11,832

(b)	Reconciliation of the effective tax rate

	For the year ended March 31, 2021	For the year ended March 31, 2020	For the year ended March 31, 2019
Loss before income taxes	$(400,448)	$(290,840)	$(126,440)
Combined statutory Canadian federal and provincial income tax rate	26.50%	26.50%	26.50%
Income tax recovery based on statutory rate	$(106,119)	$(77,073)	$(33,507)
Increase (decrease) in income taxes resulting from:
Expense of mark to market loss and other temporary differences not recognized	$102,332	$90,805	$40,035
Variance between combined Canadian tax rate and the tax rate applicable to foreign earnings	(5,589)	(5,554)	(3,841)
Other permanent items	11,684	(785)	9,145
Total provision for income taxes	$2,308	$7,393	$11,832

(c)	Recognized net deferred income tax assets and liabilities

Recognized net deferred income tax assets and liabilities are attributed to the following:

	As at March 31, 2021	As at March 31, 2020
Tax losses and excess of tax basis over book basis	$15,005	$23,191
Total deferred income tax assets	15,005	23,191
Offset of deferred income taxes	(14,010)	(22,550)
Net deferred income tax assets	$995	$641
Book to tax differences on other assets	(14,010)	(18,367)
Convertible debentures	—	(4,183)
Total deferred income tax liabilities	(14,010)	(22,550)
Offset of deferred income taxes	14,010	22,550
Net deferred income tax liabilities	$—	$—

F-35            JUST ENERGY      |      ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(d)	Movement in deferred income tax balances

	As at April 1, 2020	Recognized in Consolidated Statements of Loss	Recognized in OCI	As at March 31, 2021
Book to tax differences	$4,824	$(3,803)	(26)	$995
Convertible debentures	(4,183)	4,183	—	—
	$641	$380	$(26)	$995

	As at April 1, 2019	Recognized in Consolidated Statements of Loss	Recognized in OCI	As at March 31, 2020
Partnership income deferred for tax	$(3,542)	$3,542	$—	$—
Book to tax differences	27,316	(23,364)	872	4,824
Mark to market (gains) losses on derivative instruments	(17,586)	17,586	—	—
Convertible debentures	(6,073)	1,890	—	(4,183)
	$115	$(346)	$872	$641

(e)	Unrecognized deferred income tax assets

Deferred income tax assets not reflected as at March 31 are as follows:

	2021	2020
Mark to market losses on derivative instruments	$13,088	$31,897
Excess of tax over book basis	71,954	47,038

The Company has tax losses of $697.3 million (2020 — $381 million) available for carryforward (recognized and unrecognized), which are set to expire starting 2028 until 2041. Certain U.S. tax losses are subject to annual limitation under Section 382. To the extent there is insufficient taxable income during the carryforward periods, such losses may expire unused.

18.	SHAREHOLDERS’ CAPITAL

Just Energy is authorized to issue an unlimited number of common shares with no par value. Shares outstanding have no preferences, rights or restrictions attached to them.

(a)	Details of issued and outstanding shareholders’ capital are as follows:

	As at March 31, 2021		As at March 31, 2020
	Shares	Amount	Shares	Amount
Common shares:
Issued and outstanding
Balance, beginning of year	4,594,371	$1,099,864	4,533,211	$1,088,538
Share-based awards exercised	91,854	929	61,160	11,326
Issuance of shares due to September Recapitalization	43,392,412	438,642	—	—
Issuance cost	—	(1,572)	—	—
Balance, end of year	48,078,637	$1,537,863	4,594,371	$1,099,864
Preferred shares:
Balance, beginning of year	4,662,165	$146,965	4,662,165	$146,965
Exchanged to common shares	(4,662,165)	(146,965)	—	—
Balance, end of year	—	$—	4,662,165	$146,965
Shareholders’ capital	48,078,637	$1,537,863	9,256,536	$1,246,829

ANNUAL REPORT 2021      |      JUST ENERGY            F-36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Just Energy defines capital as shareholders’ equity (excluding accumulated other comprehensive income) and long-term debt. Just Energy’s objectives when managing capital are to maintain flexibility by:

(i)	Enabling it to operate efficiently; and

(ii)	Providing liquidity and access to capital for growth opportunities;

Just Energy manages the capital structure and adjusts to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year-over-year sustainable and profitable growth. Just Energy is not subject to any externally imposed capital requirements other than financial covenants in its long-term debts. However, due to the CCAA filing, these covenants have been stayed as at March 31, 2021.

(b)	Dividends

In the second quarter of fiscal 2020, the Company made the decision to suspend its dividend on common shares. For the year ended March 31, 2021, dividends of  $nil (2020 — $0.125) per common share were declared by Just Energy. These dividends amounted to $18.7 million for the year ended March 31, 2020. Because of the dividend suspension, distributions related to the dividends also ceased.

As a result of the September Recapitalization, the preferred shares were exchanged for common shares and there were no dividends for the year ended March 31, 2021. For the year ended March 31, 2020, dividends of USD$1.0625 per preferred share were declared by Just Energy in the amount of  $6.6 million.

(c)	September Recapitalization

On September 28, 2020, the Company completed the September Recapitalization. The September Recapitalization was undertaken through a plan of arrangement under the CBCA and included:

•	The consolidation of the Company’s common shares on a 1-for-33 basis;

•	Exchange of the 6.75% $100M convertible debentures and the 6.75% $160M convertible debentures for common shares and the Note Indenture, as described in note 15(e), 15(g) and 15(h). The Note Indenture had a principal amount of $15 million as at September 28, 2020, which was reduced to $13.2 million through a tender offer for no consideration on October 19, 2020;

•	Extension of $335 million of the Company’s senior secured credit facilities to December 2023, with revised covenants and a schedule of commitment reductions throughout the term;

•	Existing 8.75% loan and the remaining convertible bonds due December 31, 2020 were exchanged for the Term Loan and common shares as described in note 15(f), with interest on the new Term Loan to be initially paid in kind until certain financial measures are achieved;

•	Exchange of all of the 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares for 1,556,563 common shares;

•	Accrued and unpaid interest paid in cash on the subordinated convertible debentures until September 28, 2020;

•	The payment of certain expenses of the ad hoc group of convertible debenture holders;

•	The entitlement of holders of Just Energy’s existing 8.75% loan, 6.5% convertible bonds, the subordinated convertible debentures, preferred shares and common shares as of July 23, 2020 to subscribe for post-consolidation common shares at a price per share of $3.412, with subscriptions totaling 15,174,950 common shares resulting in cash proceeds for Just Energy of approximately $51.8 million;

•	Pursuant to the previously announced backstop commitments, the acquisition of 14,137,580 common shares by the backstop parties, on a post-consolidation basis resulting in cash proceeds for Just Energy of approximately $48.2 million, for total aggregate proceeds from the equity subscription option of approximately $100.0 million;

•	The issuance of 1,075,615 of common shares amounting to $3.67 million by way of an additional private placement to the Company’s 8.75% term loan lenders at the same subscription price available to all securityholders pursuant to the new equity subscription offering;

•	The settlement of litigation related to the 2018 acquisition of Filter Group Inc. pursuant to which shareholders of the Filter Group received an aggregate of $1.8 million in cash and 429,958 common shares; and

•	The implementation of a new management equity incentive plan as described in Note 19.

The September Recapitalization resulted in total net gain of  $51.4 million for the year ended March 31, 2021. The net gain reported in the Consolidated Statements of Loss is made up of the gain of  $78.8 million related to reduction in debt, partially offset by $27.4 million of expense incurred in relation to the September Recapitalization.

The September Recapitalization did not result in tax expense or cash taxes since any debt forgiveness resulting from the exchange of the convertible debentures was fully reduced by operating and capital losses previously not used.

F-37            JUST ENERGY      |      ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	SHARE-BASED COMPENSATION PLANS

On September 28, 2020, the Board of Directors of Just Energy approved a new compensation plan referred to as the Just Energy Group Inc., 2020 Equity Compensation Plan (“Equity Plan”). The Equity Plan includes options, RSUs, DSUs and PSUs.

Under the Equity Plan, the Company is required to reserve a certain number of (i) options issuable and (ii) other securities issuable under the Plan. The Equity Plan includes a 5% cap on the total number of equity-based securities that can be issued (5% of the issued and outstanding common shares). Accordingly, there is a separate record for options and a separate record for all the other securities (RSUs, DSUs, PSUs) for TSX purposes. Amounts reserved for the various security types can be amended at any time. The 2020 Equity Compensation Plan was amended on June 25, 2021 to comply with the requirements of the TSX Venture Exchange. In addition to a number of non-material changes, the maximum number of common shares that may be issued pursuant to Awards (as defined in the 2020 Equity Compensation Plan) under the Plan that are not options is limited to a maximum of 2,403,931 common shares.

(a)	Equity Plan

Under the Equity Plan, 650,000 options were issued to management on October 12, 2020 with an exercise price of  $8.46. The exercise price was based on the higher of the closing price on October 9, 2020 or the five-day volume weighted trading price as of October 9, 2020. The estimated market price of the options was $5.70 based on the Black-Scholes option pricing model. The options vest over a three-year period and the option value is being amortized as share-based compensation over the vesting period of the options.

(b)	Restricted Share Units

Under the Equity Plan, 23,513 RSUs were granted to one employee based on the five-day volume weighted trading price as of October 9, 2020 of  $8.37 with vesting date of December 1, 2020. All 23,513 RSU’s vested and 16,541 shares were issued and the remaining 6,972 RSU’s were canceled for tax withholding.

(c)	Deferred Share Units

Under the Equity Plan, 190,983 DSUs were granted to company directors in lieu of materially all their annual cash retainers based on the 5-day volume weighted trading price as of October 9, 2020 of  $8.37. These units were vested immediately on October 12, 2020 and expensed in the current year. There were an additional 4,054 DSUs issued on February 3, 2021.

(d)	Performance Share Units

The Equity Plan also includes the issuance of PSUs. The Board of Directors, in its sole discretion, determines the performance period applicable to each grant of PSUs at the time of such grant. Unless otherwise specified by the Board of Directors, the performance period applicable to a grant of a period is 36 months starting on the first day and ending on the last day of the Company’s fiscal year.

As at March 31, 2021, no PSUs were granted to any employees.

Pre-September Recapitalization stock-based compensation plan

Just Energy granted awards under its 2010 share option plan (formerly the 2001 Unit Option Plan) to directors, officers, full-time employees and service providers (non-employees) of Just Energy and its subsidiaries and affiliates. The Company’s previous stock-based compensation plan grants awarded under the 2010 RSGs Plan (formerly the 2004 unit appreciation rights) were in the form of fully paid RSGs to senior officers, employees and service providers of its subsidiaries and affiliates. The previous plan also granted awards under the 2013 performance bonus incentive plan in the form of fully paid performance bonus grants to senior officers, employees, consultants and service providers of its subsidiaries and affiliates. Additionally, the previous plan granted awards under its 2010 Directors’ Compensation Plan (formerly the 2004 Directors’ deferred unit grants) to all independent directors on the basis that each director was required to annually receive 15% of their compensation entitlement in deferred share grants.. As a result of the September Recapitalization, all existing restricted share grants, performance bonus grants, and deferred share grants have been exercised and/or cancelled.

20.	OTHER EXPENSES

(a)	Other operating expenses

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
Amortization of intangible assets	$16,166	$27,997	$22,680
Depreciation of property and equipment	7,763	13,651	4,515
Bad debt expense	34,260	80,050	123,288
Share-based compensation	6,492	12,250	5,916
	$64,681	$133,948	$156,399

ANNUAL REPORT 2021      |      JUST ENERGY            F-38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	Employee expenses

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
Wages, salaries and commissions	$159,386	$211,457	$233,575
Benefits	14,652	22,218	22,315
	$174,038	$233,675	$255,890

Employee expenses of  $64.2 million and $109.8 million are included in administrative expense and selling and marketing expenses, respectively, in the fiscal 2021 Consolidated Statements of Loss. Corresponding amounts of  $80.3 million and $153.4 million, respectively, are reflected in the comparable year in fiscal 2020 and $93.8 million and $162.1 million, respectively, are reflected in the comparable year in fiscal 2019.

21.	PROVISIONS

	Year ended March 31, 2021	Year ended March 31, 2020
Balance, beginning of the year	$1,529	$7,205
Provisions recorded	6,643	950
Provisions utilized	(1,867)	(6,038)
Liabilities related to assets held for sale	—	(195)
Foreign exchange impact	481	(393)
Balance, end of the year	$6,786	$1,529

22.	RESTRUCTURING COSTS

For the year ended March 31, 2021, the Company incurred $7.1 million in restructuring costs in relation to the September 2020 restructuring of its senior management. These costs include management costs, structural reorganization and employee-related costs. Approximately $2.5 million of this remains unpaid as at March 31, 2021 which is subject to compromise as described in Note 1.

23.	REORGANIZATION COSTS

For the year ended March 31, 2021, the Company incurred reorganization costs related to CCAA and Bankruptcy under Chapter 15 proceedings. These costs include legal and professional charges of  $9.3 million incurred to obtain professional services for the proceedings. In addition, $33.9 million in the charges associated with early termination of certain agreeements allowed by the CCAA filing and the acceleration of deferred financing costs and other fees for the long-term debt subject to compromise and certain other related costs.

F-39            JUST ENERGY      |      ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	LOSS PER SHARE

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
BASIC LOSS PER SHARE
Loss from continuing operations available to shareholders	$(402,756)	$(298,233)	$(138,272)
Loss for the year available to shareholders	(402,288)	(309,659)	(138,272)
Basic weighted average shares outstanding[2]	34,125,199	9,856,639	9,732,966
Basic loss per share from continuing operations available to shareholders	$(11.80)	$(30.26)	$(14.21)
Basic loss per share available to shareholders	$(11.79)	$(31.42)	$(27.39)
DILUTED LOSS PER SHARE
Loss from continuing operations available to shareholders	$(402,756)	$(298,233)	$(138,272)
Adjusted loss for the year available to shareholders	$(402,288)	$(298,233)	$(138,272)
Basic weighted average shares outstanding	34,125,199	9,856,639	9,732,966
Dilutive effect of:
Restricted share and performance bonus grants	38,990 [1]	80,76 [1]	73,030 [1]
Deferred share grants	6,437 [1]	8,84 [1]	4,33 [1]
Restricted share units	4,252 [1]	—	—
Deferred share units	87,926 [1]	—	—
Options	305,357 [1]	—	—
Shares outstanding on a diluted basis	34,568,161 [1]	9,946,241	9,810,327
Diluted loss from continuing operations per share available to shareholders	$(11.80)	$(30.26)	$(14.21)
Diluted loss per share available to shareholders	$(11.79)	$(31.42)	$(27.39)

1	The assumed settlement of shares results in an anti-dilutive position; therefore, these items have not been included in the computation of diluted loss per share.

2	The shares have been adjusted to reflect the share consolidation due to the September Recapitalization.

25.	DISCONTINUED OPERATIONS

In March 2019, Just Energy formally approved and commenced the process to dispose of its businesses in Germany, Ireland and Japan. In June 2019, the U.K. was added to the disposal group. The decision was part of a strategic transition to focus on the core business in North America. In November 2019, Just Energy closed its previously announced sale of Hudson U.K. to Shell Energy Retail Limited and completed the Ireland sale in February 2020. In April 2020, the Company announced that it has sold all of the shares of Just Energy Japan KK to Astmax Trading, Inc. The purchase price was nominal. As at March 31, 2021, the remaining operations were classified as discontinued operations.

In March 2021, the Company commenced insolvency proceedings for its German operations and is expected to be liquidated within the next 12 months. The tax impact on the discontinued operations is minimal.

In November 2020, Just Energy sold EdgePower Inc., resulting in a gain of  $1.5 million and the results of which have been included in profit (loss) after tax from discontinued operations in the Consolidated Statements of Loss.

ANNUAL REPORT 2021      |      JUST ENERGY            F-40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Assets, and liabilities associated with assets, classified as held for sale were as follows:

	As at March 31, 2021	As at March 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$—	$898
Current trade and other receivables, net	—	4,978
Income taxes recoverable	—	12
Other current assets	—	1,140
	—	7,028
Non-current assets
Property and equipment	—	38
Intangible assets	—	545
ASSETS CLASSIFIED AS HELD FOR SALE	$—	$7,611
Liabilities
Current liabilities
Trade and other payables	$—	$4,823
Deferred revenue	—	83
LIABILITIES ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	$—	$4,906

26.	COMMITMENTS AND CONTINGENCIES

Commitments for each of the next five years and thereafter are as follows:

As at March 31, 2021

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Gas, electricity and non-commodity contracts	$1,339,637	$960,907	$183,269	$48,057	$2,531,870

Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and six years. Eight office leases, with a net balance of  $1.3 million, were terminated subsequent to the CCAA in April 2021. No purchase options are included in any major leasing contracts. Just Energy is also committed under long-term contracts with customers to supply gas and electricity. These contracts have various expiry dates and renewal options.

(a)	Surety bonds and letters of credit

Pursuant to separate arrangements with various insurance companies. Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at March 31, 2021 were $46.3 million. As at March 31, 2021, $46.1 million were backed by either cash collateral or letters of credit, which are included below.

As at March 31, 2021, Just Energy had total letters of credit outstanding in the amount of  $99.4 million (Note 15(c)).

(b)	Officers and directors

Corporate indemnities have been provided by Just Energy to all directors and certain officers of its subsidiaries and affiliates for various items including, but not limited to, all costs to settle suits or actions due to their association with Just Energy and its subsidiaries and/or affiliates, subject to certain restrictions. Just Energy has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions and is entitled to a Priority Charge under the Court Order in CCAA proceedings. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of one of Just Energy’s subsidiaries and/or affiliates. The maximum amount of any potential future payment cannot be reasonably estimated.

F-41            JUST ENERGY      |      ANNUAL REPORT 2021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	Operations

In the normal course of business, Just Energy and/or Just Energy’s subsidiaries and affiliates have entered into agreements that include guarantees in favour of third parties, such as purchase and sale agreements, leasing agreements and transportation agreements. These guarantees may require Just Energy and/or its subsidiaries to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulation or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The maximum payable under these guarantees is estimated to be $77.6 million and are subject to compromise under the CCAA.

(d)	Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes legal matters that are incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

On March 9, 2021, Just Energy filed for and received creditor protection pursuant to the Court Order under the CCAA and similar protection under Chapter 15 of the Bankruptcy Code in the United States in connection with the material adverse financial impact of the Weather Event.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. (“Commerce”), Just Energy Marketing Corp. and the Company in the Ohio Federal Court (the “Ohio Court”) claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the Federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Ohio Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. On October 6, 2014, the jury refused to find a willful violation but concluded that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements. On September 28, 2018, the Ohio Court issued a final judgment, opinion and order. Just Energy filed its appeal to the Court of Appeals for the Sixth Circuit on October 25, 2018 and provided a bond to the Ohio Court to cover the potential damages. On August 31, 2020, the Appeals Court denied the appeal in a 2-1 decision. On February 2, 2021, Just Energy filed a petition for certiorari seeking the United States Supreme Court (the “Supreme Court”) review to resolve the newly created circuit split with the Court of Appeals for the Second Circuit unanimous decision in Flood v. Just Energy, 904 F.3d 219 (2d Cir. 2018) and with the inconsistency with the Supreme Court’s recent decision in Encino Motorcars, LLC v Navarro, 138 S. Ct. 1134, 1142 (2018), with broad, national, unsustainable implications for all employers who have outside sales employees. On June 7, 2021, the Supreme Court denied Just Energy’s petition for certiorari. The Company accrued approximately $5.7 million in the last quarter of fiscal 2021 in connection with this matter and expects to make this payment promptly.

In May 2015, Kia Kordestani, a former door-to-door independent contractor sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act, 2000, such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. On July 27, 2016, the Court granted Omarali’s request for certification, but refused to certify Omarali’s request for damages on an aggregate basis, and refused to certify Omarali’s request for punitive damages. Omarali’s motion for summary judgment was dismissed in its entirety on June 21, 2019. The matter is currently set for trial in November 2021. Pursuant to the CCAA proceedings, these proceedings have been stayed. Just Energy denies the allegations and will vigorously defend against these claims.

On July 23, 2019, Just Energy announced that, as part of its Strategic Review process, management identified customer enrolment and non-payment issues, primarily in Texas. In response to this announcement, and in some cases in response to this and other subsequent related announcements, putative class action lawsuits were filed in the United States District Court for the Southern District of New York, in the United States District Court for the Southern District of Texas and in the Ontario Superior Court of Justice, on behalf of investors that purchased Just Energy Group Inc. securities during various periods, ranging from November 9, 2017 through August 19, 2019. The U.S. lawsuits have been consolidated in the United States District Court for the Southern District of Texas with one lead plaintiff and the Ontario lawsuits have been consolidated with one lead plaintiff. The U.S. lawsuit seeks damages allegedly arising from violations of the United States Securities Exchange Act. The Ontario lawsuit seeks damages allegedly arising from violations of Canadian securities legislation and of common law. The Ontario lawsuit was subsequently amended to, among other things, extend the period to July 7, 2020. On September 2, 2020, pursuant to Just Energy’s plan of arrangement, the Superior Court of Justice (Ontario) ordered that all existing equity class action claimants shall be irrevocably and forever limited solely to recovery from the proceeds of the insurance policies payable on behalf of Just Energy or its directors and officers in respect of any such existing equity class action claims, and such existing equity class action claimants shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from any of the released parties or any of their respective current or former officers and directors in respect of any existing equity class action claims, other than enforcing their rights to be paid by the applicable insurer(s) from the proceeds of the applicable insurance policies. Pursuant to the CCAA proceedings, these proceedings have been stayed. Just Energy denies the allegations and will vigorously defend against these claims.

ANNUAL REPORT 2021      |      JUST ENERGY            F-42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to control the other party or exercise influence over the other party in making financial or operating decisions. The definition includes subsidiaries and other persons.

Pacific Investment Management Company (“PIMCO”), through certain affiliates, became a 28.9% shareholder of the Company as part of the September Recapitalization. On March 9, 2021, certain PIMCO affiliates entered into a term sheet (the “DIP Agreement”) with the Company to make the DIP Facility for USD $125 million as described in note 15(a).

Key management personnel are defined as those individuals having authority and responsibility for planning, directing and controlling the activities of Just Energy and consist of the Executive Chair, the Chief Executive Officer and the Chief Financial Officers.

	March 31, 2021	March 31, 2020	March 31, 2019
Salaries and benefits	$3,817	$2,334	$2,493
Share-based compensation expense, net	1,539	625	1,163
	$5,356	$2,959	$3,656

28.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Net change in working capital

	As at March 31, 2021	As at March 31, 2020	As at March 31, 2019
Accounts receivable and unbilled revenue, net	$120,870	$33,839	$(35,427)
Gas in storage	3,185	(3,234)	(601)
Prepaid expenses and deposits	56,585	(89,087)	(128,911)
Provisions	6,145	(4,607)	4,309
Trade and other payables	(289,543)	107,083	179,144
	$(102,543)	$43,994	$18,514

29.	SUBSEQUENT EVENTS

On June 16, 2021 Texas House Bill 4492 (“HB 4492”), which provides a mechanism for recovery of certain costs incurred by various parties, including the Company, during the Weather Event through certain securitization structures, became law in Texas. HB 4492 addresses securitization of (i) ancillary service charges above USD $9,000/MWh during the Weather Event; (ii) reliability deployment price adders charged by the ERCOT during the Weather Event; and (iii) amounts owed to ERCOT due to defaults of competitive market participants, which were subsequently “short-paid” to market participants, including Just Energy (collectively, the “Costs”).

HB 4492 provides that ERCOT request that the Public Utility Commission of Texas (the “Commission”) establish financing mechanisms for the payment of the Costs incurred by load-serving entities, including Just Energy. The timing of any such request by ERCOT, the details of the financing mechanism and the process to apply for recovery of the Costs are undetermined at this the time of this filing. The Company continues to evaluate HB 4492. Based on current information, if the Commission approves the financing provided for in HB 4492, Just Energy anticipates that it will recover approximately USD $100 million of Costs. The total amount that the Company may recover through the mechanisms authorized in HB 4492 may change materially based on a number of factors, including the details of an established financing order issued by the Commission, additional ERCOT resettlements, the aggregate amount of funds applied for under HB 4492 by participants, the outcome of the dispute resolution process initiated by the Company with ERCOT, and any potential challenges to the Commission’s order or orders. There is no assurance that the Company will be able to recover all of the Costs.

F-43            JUST ENERGY      |      ANNUAL REPORT 2021